Form 10-K, Exhibit 13
period 1995-12-30
THERMO VOLTEK CORP
filed 1996-03-11
CIK 102138

Exhibit 13






















                               THERMO VOLTEK CORP.

            Consolidated Financial Statements as of December 30, 1995
PAGE

   Thermo Voltek Corp.
   Consolidated Statement of Income

   (In thousands except per share amounts)         1995      1994      1993
   ------------------------------------------------------------------------

   Revenues (Note 12)                           $36,326   $23,641   $18,089
                                                -------   -------   -------
   Costs and Operating Expenses:
    Cost of revenues                             18,790    12,120     9,687
    Selling, general and administrative
     expenses (Note 10)                          11,766     8,027     6,008
    Research and development expenses             2,349     1,492     1,240
                                                -------   -------   -------
                                                 32,905    21,639    16,935
                                                -------   -------   -------

   Operating Income                               3,421     2,002     1,154

   Interest Income                                2,059     1,697       179
   Interest Expense (includes $706,
    $706, and $607 for notes to
    related parties) (Notes 9 and 10)            (2,130)   (2,216)     (807)
   Other Income (Note 6)                             14         -       225
                                                -------   -------   -------
   Income Before Provision for Income Taxes       3,364     1,483       751
   Provision for Income Taxes (Note 7)              692       365       271
                                                -------   -------   -------
   Net Income                                   $ 2,672   $ 1,118   $   480
                                                =======   =======   =======

   Earnings per Share:
    Primary                                     $   .60   $   .28   $   .12
                                                =======   =======   =======
    Fully diluted                               $   .42   $   .26   $   .12
                                                =======   =======   =======

   Weighted Average Shares:
    Primary                                       4,487     3,997     3,931
                                                =======   =======   =======
    Fully diluted                                 9,027     8,912     3,931
                                                =======   =======   =======


   The accompanying notes are an integral part of these consolidated financial statements.






                                        2PAGE

   Thermo Voltek Corp.
   Consolidated Balance Sheet

   (In thousands except share amounts)                       1995      1994
   ------------------------------------------------------------------------
   Assets
   Current Assets:
    Cash and cash equivalents                             $ 8,651   $ 8,955
    Available-for-sale investments, at
     quoted market value (amortized cost
     of $25,795 and $28,589) (includes
     $1,482 and $299 of related party
     investments) (Notes 2 and 10)                         26,038    28,105
    Accounts receivable, less allowances
     of $447 and $343                                       8,680     6,161
    Inventories                                             8,581     5,749
    Prepaid income taxes and other current
     assets (Note 7)                                        1,022       772
                                                          -------   -------
                                                           52,972    49,742
                                                          -------   -------

   Property, Plant and Equipment,
    at Cost, Net                                            3,144     2,106
                                                          -------   -------
   Other Assets                                               648       980
                                                          -------   -------
   Cost in Excess of Net Assets of
    Acquired Companies (Note 3)                            12,081     9,396
                                                          -------   -------
                                                          $68,845   $62,224
                                                          =======   =======
























                                        3PAGE

   Thermo Voltek Corp.
   Consolidated Balance Sheet (continued)


   (In thousands except share amounts)                       1995      1994
   ------------------------------------------------------------------------
   Liabilities and Shareholders' Investment
   Current Liabilities:
    Notes payable (Note 9)                                $ 1,276   $   781
    Accounts payable                                        3,966     2,698
    Accrued payroll and employee benefits                   1,128       879
    Accrued income taxes                                    1,103       270
    Customer deposits                                         223       489
    Other accrued expenses (Note 3)                         2,611     1,255
    Due to parent company and Thermo
     Electron Corporation                                     839     1,380
                                                          -------   -------
                                                           11,146     7,752
                                                          -------   -------

   Subordinated Convertible Obligations
    (includes $11,500 of related party
    debt in 1995 and 1994) (Notes 9 and 10)                36,740    46,000
                                                          -------   -------

   Commitments (Note 8)

   Shareholders' Investment (Notes 4 and 5):
    Common stock, $.05 par value, 10,000,000
     shares authorized; 4,881,099 and
     4,038,445 shares issued                                  244       202
    Capital in excess of par value                         20,545    11,237
    Accumulated deficit                                      (185)   (2,857)
    Treasury stock at cost, 1,958 and 6,000 shares            (20)      (50)
    Cumulative translation adjustment                         229       260
    Net unrealized gain (loss) on
     available-for-sale investments (Note 2)                  146      (320)
                                                          -------   -------
                                                           20,959     8,472
                                                          -------   -------
                                                          $68,845   $62,224
                                                          =======   =======


   The accompanying notes are an integral part of these consolidated financial statements.










                                        4PAGE

   Thermo Voltek Corp.
   Consolidated Statement of Cash Flows

   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------
   Operating Activities:
    Net income                                  $  2,672  $  1,118  $    480
    Adjustments to reconcile net income to
     net cash provided by (used in)
     operating activities:
      Depreciation and amortization                1,529       948       591
      Provision for losses on accounts
       receivable                                    135       101        83
      Gain on curtailment of pension
       plan (Note 6)                                   -         -      (225)
      Changes in current accounts, excluding
       the effects of acquisitions:
        Accounts receivable                       (1,525)   (1,161)   (1,102)
        Inventories                               (2,527)        6       792
        Other current assets                         (44)      (42)       50
        Accounts payable                             968       532      (224)
        Other current liabilities                    720       976      (617)
      Other                                          (17)       44        75
                                                --------- --------  --------
         Net cash provided by (used in)
          operating activities                     1,911     2,522       (97)
                                                --------  --------  --------
   Investing Activities:
    Acquisitions, net of cash acquired (Note 3)   (4,127)   (1,269)   (1,069)
    Purchases of available-for-sale
     investments                                  (7,500)  (17,300)        -
    Proceeds from sale and maturities
     of available-for-sale investments            10,000     3,500         -
    Increase in short-term investments                 -         -   (14,500)
    Purchases of property, plant
     and equipment                                (1,364)     (734)     (333)
    Other                                            526      (289)        -
                                                --------  --------- --------
         Net cash used in investing
          activities                            $ (2,465) $(16,092) $(15,902)
                                                --------  --------  --------









                                        5PAGE

   Thermo Voltek Corp.
   Consolidated Statement of Cash Flows (continued)


   (In thousands)                                   1995      1994      1993
   -------------------------------------------------------------------------
   Financing Activities:
    Net proceeds from issuance of
     subordinated convertible obligations
     (Notes 9 and 10)                           $      -  $      -  $ 37,483
    Purchase of subordinated convertible
     obligations (Note 9)                           (132)        -         -
    Issuance (repayment) of short-term
     obligations                                     435       747      (441)
    Net proceeds from issuance of Company
     common stock                                    324       268        29
    Other                                              -       (99)        -
                                                --------  --------  --------
         Net cash provided by financing
          activities                                 627       916    37,071
                                                --------  --------  --------

   Exchange Rate Effect on Cash                     (377)      151        (2)
                                                --------  --------  --------
   Increase (Decrease) in Cash and
    Cash Equivalents                                (304)  (12,503)   21,070
   Cash and Cash Equivalents at
    Beginning of Year                              8,955    21,458       388
                                                --------  --------  --------
   Cash and Cash Equivalents at
    End of Year                                 $  8,651  $  8,955  $ 21,458
                                                ========  ========  ========

   Cash Paid For:
    Interest                                    $  2,034  $  2,048  $    545
    Income taxes                                $    236  $    150  $    196

   Noncash Activities:
     Conversions of subordinated
      convertible obligations (Note 9)          $  9,111  $      -  $      -
                                                ========  ========  ========

     Fair value of assets of acquired
      companies                                 $  5,228  $  1,955  $  4,725
     Cash paid for acquired companies             (4,157)   (1,330)   (1,085)
                                                --------  --------  --------
       Liabilities assumed of acquired
        companies                               $  1,071  $    625  $  3,640
                                                ========  ========  ========


   The accompanying notes are an integral part of these consolidated financial statements.







                                        6PAGE

   Thermo Voltek Corp.
   Consolidated Statement of Shareholders' Investment


                                       Common Stock,
                                      $.05 Par Value       Capital
                                    ------------------   in Excess   Accumu-
   (In thousands                       Number               of Par     lated
   except share amount)             of Shares    Amount      Value   Deficit
   -------------------------------------------------------------------------

   Balance January 2, 1993         2,620,253    $   131   $10,922    $(4,455)
   Net income                              -          -         -        480
   Effect of three-for-two
    stock split                    1,310,068         65       (65)         -
   Issuance of stock under
    employees' and directors'
    stock plans                       19,496          1        50          -
   Translation adjustment                  -          -         -          -
                                   ---------    -------   -------    -------
   Balance January 1, 1994         3,949,817        197    10,907     (3,975)
   Net income                              -          -         -      1,118
   Issuance of stock under
    employees' and directors'
    stock plans                       88,628          5       291          -
   Tax benefit related to
    employees' and directors'
    stock plans                            -          -        39          -
   Effect of change in accounting
    principle (Note 2)                     -          -         -          -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                   -          -         -          -
   Translation adjustment                  -          -         -          -
                                   ---------    -------   -------    -------
   Balance December 31, 1994       4,038,445        202    11,237     (2,857)
   Net income                              -          -         -      2,672
   Conversions of subordinated
    convertible obligations
    (Note 9)                         775,399         39     8,851          -
   Issuance of stock under
    employees' and directors'
    stock plans                       67,255          3       291          -
   Tax benefit related to
    employees' and directors'
    stock plans                            -          -       166          -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)                   -          -         -          -
   Translation adjustment                  -          -         -          -
                                   ---------    -------   -------    -------
   Balance December 30, 1995       4,881,099    $   244   $20,545    $  (185)
                                   =========    =======   =======    =======


                                        7PAGE

   Thermo Voltek Corp.
   Consolidated Statement of Shareholders' Investment (continued)

                                                                         Net
                                                                   Unrealized
                                Treasury Stock                    Gain (Loss)
                             --------------------   Cumulative  on Available-
   (In thousands                Number             Translation       for-sale
   except share amounts)     of Shares     Amount   Adjustment    Investments
   --------------------------------------------------------------------------

   Balance January 2, 1993         626   $     -      $     -        $     -
   Net income                        -         -            -              -
   Effect of three-for-two
    stock split                    313         -            -              -
   Issuance of stock under
    employees' and directors'
    stock plans                  2,202       (22)           -              -
   Translation adjustment            -          -         (10)             -
                               -------    -------     -------        -------
   Balance January 1, 1994       3,141       (22)         (10)             -
   Net income                        -         -            -              -
   Issuance of stock under
    employees' and directors'
    stock plans                  2,859       (28)           -              -
   Tax benefit related to
    employees' and directors'
    stock plans                      -          -           -              -
   Effect of change in accounting
    principle (Note 2)               -         -            -             10
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)             -          -           -           (330)
   Translation adjustment            -          -         270              -
                               -------    -------     -------        -------
   Balance December 31, 1994     6,000       (50)         260           (320)
   Net income                        -         -            -              -
   Conversions of subordinated
    convertible obligations
    (Note 9)                         -         -            -              -
   Issuance of stock under
    employees' and directors'
    stock plans                 (4,042)       30            -              -
   Tax benefit related to
    employees' and directors'
    stock plans                      -         -            -              -
   Change in net unrealized gain
    (loss) on available-for-sale
    investments (Note 2)             -         -            -            466
   Translation adjustment            -         -          (31)             -
                               -------   -------      -------        -------
   Balance December 30, 1995     1,958   $   (20)     $   229        $   146
                               =======   =======      =======        =======

   The accompanying notes are an integral part of these consolidated financial statements.


                                        8PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   1.  Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations
   Thermo Voltek Corp. (the Company) designs, manufactures, and markets instruments that test electronic and electrical systems and components for immunity to pulsed electromagnetic interference; radio frequency power amplifiers that are used to test products for immunity to radio frequency interference and for laboratory, medical, and wireless communications applications; high-voltage power-conversion systems for use in industrial, medical, and environmental processes, and defense and scientific research applications; and specialized power supplies used in telecommunications equipment. The Company also provides electromagnetic compatibility (EMC) consulting and systems-integration services and distributes EMC-related products.

   Relationship with Thermedics Inc. and Thermo Electron Corporation
   As of December 30, 1995, Thermedics Inc. (Thermedics) owned 2,442,850 shares of the common stock of the Company, representing 50% of such stock outstanding. Thermedics is a 51%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 30, 1995, Thermo Electron owned 422,699 shares of the Company's common stock, representing 9% of such stock outstanding.

   Principles of Consolidation
   The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

   Fiscal Year
   The Company has adopted a fiscal year ending the Saturday nearest December
   31. References to 1995, 1994, and 1993 are for the fiscal years ended December 30, 1995, December 31, 1994, and January 1, 1994, respectively.

   Revenue Recognition
   The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $2,884,000 in 1995, $330,000 in 1994, and $2,243,000 in 1993. The percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying balance sheet and were not material at year-end 1995 and 1994. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts billed but not paid under retainage provisions.

                                        9PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

   Income Taxes
   In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

   Earnings per Share
   Primary earnings per share have been computed based on the weighted average number of shares outstanding and, in 1995, included common stock equivalents (stock options) computed using the treasury stock method. In 1994 and 1993, the effect of common stock equivalents was immaterial. Fully diluted earnings per share assumes the effect of the conversion of the Company's dilutive convertible obligations and elimination of the related interest expense, the exercise of stock options, and their related income tax effects.

   Cash and Cash Equivalents
   As of December 30, 1995, $7,152,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company and have an original maturity of three months or less. The repurchase agreement earns a rate based on the Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of December 30, 1995, the Company's cash equivalents also include U.S. government agency discount notes, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

   Available-for-sale Investments
   Pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective January 2, 1994, the Company's debt and marketable equity securities are accounted for at market value (Note 2). Prior to 1994, these investments were carried at the lower of cost or market value.

   Inventories
   Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. Included in inventory is approximately $1,278,000 and $1,259,000 of demo equipment in 1995 and 1994, respectively. It is the Company's policy to include demo equipment in inventory for one year. After one year,
                                       10PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   the equipment is transferred to fixed assets and depreciated over a five-year period. The components of inventories are as follows:

   (In thousands)                                           1995      1994
   -----------------------------------------------------------------------

   Raw materials                                          $3,598   $1,996
   Work in process                                         3,059    1,814
   Finished goods                                          1,924    1,939
                                                          ------   ------
                                                          $8,581   $5,749
                                                          ======   ======

   Property, Plant and Equipment
   The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements -- 5 to 25 years, machinery and equipment -- 3 to 10 years, and capitalized leases -- the shorter of the term of the lease or the life of the asset. Property, plant and equipment consist of the following:

   (In thousands)                                           1995      1994
   -----------------------------------------------------------------------

   Land and building                                      $1,788    $1,773
   Machinery, equipment and leasehold improvements         5,889     3,916
                                                          ------    ------
                                                           7,677     5,689
   Less: Accumulated depreciation and amortization         4,533     3,583
                                                          ------    ------
                                                          $3,144    $2,106
                                                          ======    ======

   Cost in Excess of Net Assets of Acquired Companies
   The excess of cost over the fair value of net assets of acquired businesses is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $943,000 and $576,000 at year-end 1995 and 1994, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset.

   Foreign Currency
   All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.
                                       11PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   1. Nature of Operations and Summary of Significant Accounting Policies (continued)

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Presentation
   Certain amounts in 1994 and 1993 have been reclassified to conform to the presentation in the 1995 financial statements.


   2.  Available-for-sale Investments

   Effective January 2, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain (loss) on available-for-sale investments." Effect of change in accounting principle in the accompanying 1994 statement of shareholders' investment represents the unrealized gain, net of related tax effects, pertaining to available-for-sale investments held by the Company on January 2, 1994.
        The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type, as of December 30, 1995 and December 31, 1994, are as follows:

   1995                                                   Gross         Gross
                                  Market     Cost    Unrealized    Unrealized
   (In thousands)                  Value    Basis         Gains        Losses
   --------------------------------------------------------------------------

   Corporate bonds               $ 7,533  $ 7,362       $   182      $   (11)
   Government agency securities   13,464   13,396            71           (3)
   Money market preferred stock    2,660    2,655            24          (19)
   Other                           2,381    2,382             -           (1)
                                 -------  -------       -------      -------
                                 $26,038  $25,795       $   277      $   (34)
                                 =======  =======       =======      =======

   1994                                                   Gross         Gross
                                  Market     Cost    Unrealized    Unrealized
   (In thousands)                  Value    Basis         Gains        Losses
   --------------------------------------------------------------------------

   Corporate bonds               $ 9,133  $ 9,469       $     -      $  (336)
   Government agency securities   13,958   14,006             -          (48)
   Money market preferred stock    2,595    2,691             -          (96)
   Other                           2,419    2,423             -           (4)
                                 -------  -------       -------      -------
                                 $28,105  $28,589       $     -      $  (484)
                                 =======  =======       =======      =======
                                       12PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   2.  Available-for-sale Investments (continued)

        Available-for-sale investments in the accompanying 1995 balance sheet include $17,565,000 with contractual maturities of one year or less and $8,473,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable either the Company and/or the issuer to redeem these securities at an earlier date.


   3.  Acquisitions

   On March 1, 1995, the Company acquired substantially all of the assets, subject to certain liabilities, of Kalmus Engineering Incorporated and R.F. Power Labs, Incorporated (collectively, Kalmus) for $3,755,000 in cash. Kalmus is a manufacturer of radio frequency power amplifiers and systems used to test products for immunity to radio frequency interference and for medical imaging and telecommunications applications.
        Additionally, the Company acquired a component reliability product line in 1995 for approximately $402,000 in cash.
        On July 21, 1994, the Company's Comtest Limited subsidiary acquired Verifier Systems Limited (Verifier) for approximately $1,330,000 in cash. Verifier is a United Kingdom-based manufacturer of test equipment that performs electrical stress tests for semiconductor devices.
        On August 2, 1993, the Company acquired Comtest Instrumentation B.V., a Netherlands-based company, and Comtest Limited, a U.K. operation (collectively, Comtest), for $831,000 in cash and the repayment of $238,000 of Comtest's debt. Comtest distributes products used to test electronic equipment for electromagnetic compatibility (EMC), provides EMC-related consulting services, and manufactures specialized power supplies for telecommunications equipment. In connection with the financing of the acquisition of Comtest, the Company issued to Thermedics a $4.0 million principal amount 5% subordinated convertible note due 2003 (Note 10).
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of the 1995, 1994, and 1993 acquisitions exceeded the estimated fair value of the acquired net assets by $6,410,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.


                                       13PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   3.  Acquisitions (continued)

        Based on unaudited data, the following table presents selected financial information for the Company, Kalmus, and Comtest on a pro forma basis, assuming that the Company and Kalmus had been combined since the beginning of 1994 and that the Company and Comtest had been combined since the beginning of 1993. The acquisition of Verifier was not material to the Company's results of operations and financial position.

   (In thousands except per share amounts)         1995      1994      1993
   ------------------------------------------------------------------------

   Revenues                                     $37,051   $27,513   $21,535
   Net income                                     2,874     1,358       287
   Earnings per share:
    Primary                                         .64       .34       .07
    Fully diluted                                   .44       .29       .07

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Kalmus been made at the beginning of 1994 or the acquisition of Comtest been made at the beginning of 1993.
        Other accrued expenses in the accompanying balance sheet includes approximately $260,000 and $329,000 at year-end 1995 and 1994, respectively, for estimated reserves associated with acquisitions.


   4.  Stock-based Compensation Plans

   The Company has stock-based compensation plans for its key employees, directors, and others. Two of the plans, adopted in 1985 and 1990, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over periods ranging from four to ten years after the first anniversary of the grant date, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1993, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this

                                       14PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   4.  Stock-based Compensation Plans (continued)

   plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron or its majority-owned subsidiaries.
        No accounting recognition is given to options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.
        A summary of the Company's stock option information is as follows:

                              1995              1994               1993
                         ---------------   ---------------   ---------------
                                   Range             Range             Range
                                      of                of                of
                                  Option            Option            Option
                         Number   Prices   Number   Prices   Number   Prices
   (In thousands except      of      per       of      per       of      per
   per share amounts)    Shares    Share   Shares    Share   Shares    Share
   -------------------------------------------------------------------------

   Options outstanding,           $ 1.62-           $ 1.62-          $ 1.62-
    beginning of year       493   $ 9.65      522   $ 9.65     294   $ 5.90
                                    8.75-             7.65-            4.83-
     Granted                111    16.40       78     8.83     260     9.65
                                    2.38-             1.62-            1.62-
     Exercised              (65)    8.00      (87)    5.90     (19)    5.90
                                    3.94-             2.00-            1.62-
     Lapsed or cancelled    (28)    9.65      (20)    8.83     (13)    5.90
                            ---   ------      ---   ------     ---   ------

   Options outstanding,           $ 1.62-           $ 1.62           $ 1.62
    end of year             511   $16.40      493   $ 9.65     522   $ 9.65
                            ===               ===              ===
                                  $ 1.62-           $ 1.62-          $ 1.62-
   Options exercisable      511   $16.40      492   $ 9.65     519   $ 9.65
                            ===               ===              ===
   Options availabe for
    grant                   104               220               78
                            ===               ===              ===


   5.  Common Stock

   At December 30, 1995, the Company had reserved 3,975,457 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible obligations.



                                       15PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   6.  Employee Benefit Plans

   Employee Stock Purchase Plan
   Effective November 1993, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase plan sponsored by the Company. Prior to the November 1995 plan year, shares of the Company's and Thermo Electron's common stock could be purchased at the end of a 12-month plan year at 85% of the fair market value at the beginning of the plan year, and the shares purchased were subject to a one-year resale restriction. Effective November 1, 1995, the applicable shares of common stock may be purchased at 95% of the fair market value at the beginning of the plan year, and the shares purchased will be subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1995 and 1994, the Company issued 6,872 shares and 3,213 shares, respectively, of its common stock under this plan. Prior to November 1993, the Company's eligible employees participated in an employee stock purchase plan sponsored by Thermedics.

   401(k) Savings Plan
   Effective October 1993, substantially all full-time employees at the Company's domestic divisions are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $184,000, $196,000, and $35,000 in 1995, 1994, and 1993,
   respectively.

   Pension Plan
   As a result of a reduction in the number of employees at the Company's Universal Voltronics division, effective December 31, 1993, the Company curtailed the Universal Voltronics defined benefit pension plan. Participants of the plan will not earn additional defined benefits for future services. Effective January 1, 1994, the participants in this plan are eligible to participate in Thermo Electron's 401(k) savings plan. As a result of the curtailment to the pension plan, the Company recorded a gain of $225,000 in 1993, which is included in other income in the accompanying statement of income. Other disclosure requirements for defined benefit pension plans as prescribed by SFAS No. 87, "Employers' Accounting for Pensions," are not material to the Company's financial statements and, therefore, are not presented.


   7.  Income Taxes

   The components of income before provision for income taxes are as follows:

   (In thousands)                                   1995     1994     1993
   -----------------------------------------------------------------------

   Domestic                                      $2,616    $1,118   $  434
   Foreign                                          748       365      317
                                                 ------    ------   ------
                                                 $3,364    $1,483   $  751
                                                 ======    ======   ======

                                       16PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   7.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

   (In thousands)                                 1995      1994      1993
   -----------------------------------------------------------------------
   Currently payable:
    Federal                                     $  608    $   36    $   31
    Foreign                                        323       154       136
    State                                          276       108       103
                                                ------    ------    ------
                                                 1,207       298       270
                                                ------    ------    ------
   Deferred (prepaid), net:
    Federal                                       (412)       57         3
    State                                         (103)       10        (2)
                                                ------    ------    ------
                                                  (515)       67         1
                                                ------    ------    ------
                                                $  692    $  365    $  271
                                                ======    ======    ======

        The provision for income taxes that is currently payable does not reflect $166,000 of tax benefits allocated to capital in excess of par value in 1995.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

   (In thousands)                                 1995      1994      1993
   -----------------------------------------------------------------------
   Provision for income taxes at
    statutory rate                              $1,144    $  504    $  255
   Increases (decreases) resulting from:
     Decrease in valuation allowance              (630)     (290)     (135)
     State income taxes, net of federal tax        114        77        67
     Nondeductible expenses                         86       101        73
     Foreign tax rate and tax regulation
      differential                                  68        10        11
     Foreign sales corporation                     (87)      (55)        -
     Alternative minimum tax                        (3)       18         -
                                                ------    ------    ------
                                                $  692    $  365    $  271
                                                ======    ======    ======






                                       17PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   7.  Income Taxes (continued)

        Prepaid income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                 1995      1994
   -------------------------------------------------------------

   Prepaid income taxes:
    Federal tax net operating loss
     carryforwards                              $1,016    $  964
    Accruals and reserves                          702       732
    State tax loss carryforwards                    89       113
    Federal tax credit carryforwards               132       132
    Available-for-sale investments                 (97)      164
    Accrued compensation                            88       139
    Allowance for doubtful accounts                 78        36
                                                ------    ------
                                                 2,008     2,280
    Less: Valuation allowance                    1,209     1,839
                                                ------    ------
                                                $  799    $  441
                                                ======    ======

        The valuation allowance primarily relates to the uncertainty surrounding the realization of tax loss and credit carryforwards and certain other tax assets of the Company. The decrease in the valuation allowance relates to changes in the amount of estimated tax attributes and the utilization of a portion of the federal tax loss and credit carryforwards, which resulted in a decrease in the provision for income taxes of approximately $630,000, $290,000, and $135,000 in 1995, 1994, and
   1993, respectively.
        As of December 30, 1995, the Company has federal tax net operating loss carryforwards of approximately $3.0 million, subject to the limitations described below. These net operating loss carryforwards will begin to expire in 1998. In addition, the Company has investment tax credit carryforwards of approximately $53,000 and research credit carryforwards of approximately $79,000, which are also subject to the limitations described below. These tax credit carryforwards will begin to expire in 1996. Pursuant to U.S. Internal Revenue Code Sections 382 and 383, the utilization of the net operating loss and tax credit carryforwards is limited to the tax benefit of a deduction of approximately $240,000 per year with any unused portion of this annual limitation carried forward to future years.
        A provision has not been made for U.S. or additional foreign taxes on $1.0 million of undistributed earnings of foreign subsidiaries that could be subject to tax if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


                                       18PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   8.  Commitments

   The Company occupies office and operating facilities under operating leases expiring at various dates through 2000. The accompanying statement of income includes expenses from operating leases of $381,000, $363,000, and $268,000 in 1995, 1994, and 1993, respectively. The future minimum payments due under noncancellable operating leases as of December 30, 1995, are $382,000 in 1996; $320,000 in 1997; $326,000 in 1998; $330,000 in 1999; and
   $330,000 in 2000. Total future minimum lease payments are $1,688,000.


   9.  Short- and Long-term Obligations

   Short-term Obligations
   The Company's Comtest subsidiary has a line of credit, denominated in Netherlands guilders, under which approximately $932,000 may be borrowed at the Netherlands discount rate plus 125 basis points; a line of credit, denominated in British pounds sterling, under which approximately $1,163,000 may be borrowed at the British discount rate plus 100 basis points; and a line of credit, denominated in Italian lira, under which approximately $315,000 may be borrowed at the Italian discount rate plus 200 basis points. Amounts borrowed under these arrangements are classified as notes payable in the accompanying balance sheet. The weighted average interest rate for these borrowings at year-end 1995 and 1994 was 7.6% and 7.0%, respectively.

   Long-term Obligations
   In November 1993, the Company issued and sold in Europe $34,500,000 principal amount of 3 3/4% subordinated convertible debentures due 2000. The debentures are convertible into shares of the Company's common stock at a conversion price of $11.75 per share. In lieu of issuing shares of the Company's common stock upon conversion, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the trading date prior to conversion. During 1995, $9,111,000 principal amount of these debentures was converted into 775,399 shares of the Company's common stock and the Company repurchased $149,000 principal amount of these debentures.
        Short- and long-term obligations in the accompanying balance sheet are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees.
        See Note 10 for long-term obligations of the Company held by Thermedics and Note 11 for fair value information pertaining to long-term obligations.


                                       19PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   10. Related Party Transactions

   Corporate Services Agreement
   The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in fiscal 1995 and 1.25% of the Company's revenues in fiscal 1994 and 1993. For these services, the Company was charged $436,000, $296,000, and $226,000 in 1995, 1994, and 1993,
   respectively. Beginning in fiscal 1996, the Company will pay an annual fee equal to 1.0% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

   Repurchase Agreement
   The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

   Short-term Investments
   At December 30, 1995, the Company's available-for-sale investments included $1,482,000 (amortized cost of $1,305,000) of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market for $1,311,000. These debentures have a par value of $1,300,000 and were issued by Thermo TerraTech Inc., which is a majority-owned subsidiary of Thermo Electron.

   Subordinated Convertible Notes
   In connection with the financing of the acquisition of Comtest in August 1993, the Company issued to Thermedics a $4.0 million principal amount of 5% subordinated convertible note due 2003. The note is convertible into shares of the Company's common stock at a conversion price of $5.67 per share. The Company also repaid $1.5 million of amounts borrowed from Thermo Electron in 1993 with proceeds from this note.
        To help finance the Company's acquisition of KeyTek Instrument (KeyTek) in June 1992, the Company issued to Thermedics a $7.5 million principal amount 6 3/4% subordinated convertible note due 2002. The note is convertible into shares of the Company's common stock at a conversion price of $6.40 per share.

                                       20PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   11. Fair Value of Financial Instruments

   The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable, accounts payable, due to parent company, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximates fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The carrying amount and fair value of the Company's subordinated convertible obligations were $36,740,000 and $61,449,000, respectively, as of December 30, 1995, and $46,000,000 and $47,001,000, respectively, as of December 31, 1994. The fair value exceeds the carrying value primarily due to the market price of the Company's common stock at year-end 1995 exceeding the conversion price.
        The fair value of subordinated convertible obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.


   12. Geographical Information

   The Company, which operates in one business segment, designs, manufactures, and markets instruments that test electronic and electrical systems and components for immunity to pulsed electromagnetic interference (EMI), provides related consulting services, and designs, manufactures, and markets high-voltage power-conversion systems. Revenues from electronic test instruments and services were $31,580,000, $19,009,000, and $13,206,000 in 1995, 1994, and 1993, respectively. Revenues from high-voltage power systems were $4,746,000, $4,632,000, and $4,883,000 in
   1995, 1994, and 1993, respectively.










                                       21PAGE

   Thermo Voltek Corp.
   Notes to Consolidated Financial Statements

   12. Geographical Information (continued)

        The following table shows data for the Company by geographic area.

   (In thousands)                                  1995      1994      1993
   ------------------------------------------------------------------------
   Revenues:
    United States                               $23,375   $16,262   $15,306
    The Netherlands                               6,977     5,156     2,655
    United Kingdom                                6,967     2,865       633
    Italy                                         2,143         -         -
    Transfers between geographic areas (a)       (3,136)     (642)     (505)
                                                -------   -------   -------
                                                $36,326   $23,641   $18,089
                                                =======   =======   =======

   Income before provision for income taxes:
    United States                               $ 3,343   $ 2,296   $ 1,302
    The Netherlands                                 405       170       345
    United Kingdom                                  388       244       (10)
    Italy                                           123         -         -
    Corporate and eliminations (b)                 (838)     (708)     (483)
                                                -------   -------   -------

    Total operating income                        3,421     2,002     1,154
    Interest expense, net                           (71)     (519)     (628)
    Other income                                     14         -       225
                                                -------   -------   -------
                                                $ 3,364   $ 1,483   $   751
                                                =======   =======   =======

   Identifiable assets:
    United States                               $21,816   $15,749   $15,810
    The Netherlands                               5,238     5,076     3,439
    United Kingdom                                5,015     3,273     1,032
    Italy                                         1,914         -         -
    Corporate (c)                                34,862    38,126    37,190
                                                -------   -------   -------
                                                $68,845   $62,224   $57,471
                                                =======   =======   =======

   Export revenues included in United States
    revenues above (d):
     Europe                                     $ 4,598   $ 1,661   $ 2,278
     Asia                                         4,994     3,704     1,747
     Other                                          330       422       588
                                                -------   -------   -------
                                                $ 9,922   $ 5,787   $ 4,613
                                                =======   =======   =======

   (a)Transfers between geographic areas are accounted for at prices that are representative of transactions with unaffiliated parties.
   (b)Primarily general and administrative expenses.
   (c)Primarily cash and cash equivalents and available-for-sale investments.
   (d)In general, export sales are denominated in U.S. dollars.


                                       22PAGE

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


   To the Shareholders and Board of Directors of Thermo Voltek Corp.:

   We have audited the accompanying consolidated balance sheets of Thermo Voltek Corp. (a Delaware corporation and 50%-owned subsidiary of Thermedics Inc.) and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Voltek Corp. and subsidiaries as of December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, effective January 2, 1994, the Company changed its method of accounting for investments in debt and marketable equity securities.



                                              Arthur Andersen LLP



   Boston, Massachusetts
   February 7, 1996






                                       23PAGE

   Thermo Voltek Corp.
   Management's Discussion and Analysis of Financial Condition and Results of Operations

   Overview

   The Company designs, manufactures, and markets instruments that test electronic and electrical systems and components for immunity to pulsed electromagnetic interference (pulsed EMI) through its KeyTek Instrument division (KeyTek), and designs, manufactures, and markets high-voltage power-conversion systems, modulators, fast-response protection systems, and related high-voltage equipment for industrial, medical, and environmental processes, and for defense and scientific research applications, through its Universal Voltronics division. Through its Comtest Instrumentation B.V. and Comtest Limited subsidiaries (collectively, Comtest), the Company provides electromagnetic compatibility (EMC) consulting and systems-integration services, distributes a range of EMC-related products, and manufactures and markets specialized power supplies for telecommunications equipment. In July 1994, Comtest acquired Verifier Systems Limited (Verifier), which manufactures a line of electrostatic discharge test equipment that performs electrical stress tests for semiconductor devices. In March 1995, the Company acquired Kalmus Engineering Incorporated and R. F. Power Labs, Incorporated (collectively, Kalmus), which manufacture radio frequency power amplifiers and systems used to test products for immunity to radio frequency interference and for medical imaging and telecommunications applications.
        The Company's strategy is to expand through a combination of internal product development and the acquisition of new businesses and technologies. The Company acquired Comtest to gain additional expertise in EMC technologies and further access to European markets, and acquired Verifier to expand the Company's component-testing product line. The acquisition of Kalmus expanded the Company's EMC-testing line to include radio frequency interference testing products. The Company's strategy is to make additional acquisitions to expand the range of EMC products and services it can offer to its customers.
        The Company sells its products primarily in the United States and Europe. Approximately 36% of the Company's sales in 1995 originated in Europe. Although the Company seeks to charge its customer in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

   Results of Operations

   1995 Compared With 1994
   -----------------------

   Revenues increased 54% to $36.3 million in 1995 from $23.6 million in 1994. The increase in revenues is primarily the result of the inclusion of $4.7 million in revenues from Kalmus, which was acquired in March 1995, an increase of $3.1 million in revenues from Comtest, and an increase of $2.5 million in revenues due to the inclusion of revenues for the full year of 1995 from Verifier, which was acquired in July 1994. The increase in revenues from Comtest resulted primarily from the introduction in 1995 of a

                                       24PAGE

   Thermo Voltek Corp.
   Management's Discussion and Analysis of Financial Condition and Results of Operations

   1995 Compared With 1994 (continued)
   -----------------------

   new radio frequency interference immunity tester product line and, to a lesser extent, the favorable effects of currency translation due to a weaker U.S. dollar in 1995. The balance of the increase in sales resulted from greater demand at KeyTek and, to a lesser extent, Universal Voltronics.
        The gross profit margin decreased to 48% in 1995 from 49% in 1994, due primarily to higher European sales in 1995 in one of KeyTek's product lines, which have lower margins due to competitive pricing pressures and, to a lesser extent, higher costs associated with an upgraded product at KeyTek. These decreases were offset in part by the inclusion of higher-margin Verifier revenues.
        Selling, general and administrative expenses as a percentage of revenues decreased to 32% in 1995 from 34% in 1994, due primarily to lower costs as a percentage of revenues at KeyTek and Universal Voltronics as a result of higher sales volume in 1995, and lower selling, general and administrative expenditures as a percentage of revenues at Kalmus. Research and development expenses as a percentage of revenues remained unchanged at 6% in 1995 and 1994.
        Interest income increased to $2.1 million in 1995 from $1.7 million in 1994, due primarily to higher prevailing interest rates in 1995. Interest expense was $2.1 million in 1995, compared with $2.2 million in 1994. The decrease in interest expense resulting from the conversion of $9.1 million principal amount of the Company's subordinated convertible obligations during 1995 was substantially offset by the inclusion of interest expense associated with increased borrowings under Comtest's outstanding line of credit.
        The effective tax rate was 21% in 1995 and 25% in 1994. These rates are below the statutory federal income tax rate due primarily to the utilization of tax net operating loss carryforwards, offset in part by the impact of state income taxes. The decrease in the effective tax rate in 1995 was due to increased utilization of tax net operating loss carryforwards.

   1994 Compared With 1993
   -----------------------

   Revenues increased 31% to $23.6 million in 1994 from $18.1 million in 1993. The increase was due primarily to the inclusion of $6.4 million in revenues from Comtest, which was acquired in August 1993 (compared with $2.8 million in revenues for the period from August 1993 to year-end 1993), an increase of $1.2 million in revenues from KeyTek, and the inclusion of $1.0 million in revenues from Verifier, which was acquired in July 1994. The increase in revenues at KeyTek was due primarily to greater demand and, to a lesser extent, a bulk sale of inventory of its older product lines in the second quarter of 1994. An increase in commercial sales of $1.7 million at Universal Voltronics, primarily to one customer in the automotive industry, was more than offset by a decline of $1.9 million in contract revenues. The decrease in contract revenues at Universal Voltronics was due to the completion of certain contracts, primarily a contract with the U.S. Navy, which were not replaced by new contracts.
                                       25PAGE

   Thermo Voltek Corp.
   Management's Discussion and Analysis of Financial Condition and Results of Operations

   1994 Compared With 1993 (continued)
   -----------------------

        The gross profit margin increased to 49% in 1994 from 46% in 1993. The increase was due primarily to higher gross margins on increased commercial sales at Universal Voltronics relative to lower-margin government contract revenues in 1993 and, to a lesser extent, the inclusion of higher-margin Verifier revenues.
        Selling, general and administrative expenses as a percentage of revenues remained relatively unchanged at 34% in 1994, compared with 33% in 1993. Research and development expenses increased to $1.5 million in 1994 from $1.2 million in 1993, due primarily to higher development expenditures for new and existing product lines at KeyTek.
        Interest income increased to $1.7 million in 1994 from $0.2 million in 1993, and interest expense increased to $2.2 million in 1994 from $0.8 million in 1993, primarily as a result of the Company's issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures in November 1993.
        The effective tax rate was 25% in 1994 and 36% in 1993. These rates are below the statutory federal income tax rate due primarily to the utilization of tax net operating loss carryforwards, offset in part by the impact of state income taxes. The decrease in the effective tax rate in 1994 was due to increased utilization of tax net operating loss carryforwards.

   Liquidity and Capital Resources

   Working capital was $41.8 million at December 30, 1995, compared with $42.0 million at December 31, 1994. Included in working capital are cash, cash equivalents, and short-term investments of $34.7 million at December 30, 1995, compared with $37.1 million at December 31, 1994. During 1995, $1.9 million of cash was provided by operating activities, compared with $2.5 million of cash during 1994. On March 1, 1995, the Company's KeyTek division acquired substantially all of the assets, subject to certain liabilities, of Kalmus for $3.8 million in cash (Note 3). During 1995 the Company expended $1.4 million for property, plant and equipment.
        In 1996, the Company expects to make capital expenditures of approximately $1.5 million. As part of its strategy for growth, the Company regularly reviews opportunities to acquire businesses and core technologies that will complement the Company's products and services, although the Company currently has no agreements or commitments with respect to any such acquisitions. The Company believes its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.



                                       26PAGE

   Thermo Voltek Corp.

   Selected Financial Information


   (In thousands except
   per share amounts)            1995(a)   1994(b)   1993(c)   1992(d)   1991
   --------------------------------------------------------------------------

   Statement of Income Data:
    Revenues                 $36,326   $23,641   $18,089   $12,998   $ 6,502
    Net income (loss)          2,672     1,118       480       390      (316)
    Earnings (loss) per share:
     Primary                     .60       .28       .12       .10      (.08)
     Fully diluted               .42       .26       .12       .10      (.08)

   Balance Sheet Data:
    Working capital          $41,826   $41,990   $42,023   $ 6,482   $ 5,583
    Total assets              68,845    62,224    57,471    16,364     7,266
    Long-term obligations     36,740    46,000    46,000     7,500         -
    Shareholders' equity      20,959     8,472     7,097     6,598     6,208


   Quarterly Information (Unaudited)

   (In thousands except per share amounts)

   1995                                   First(a) Second     Third    Fourth
   --------------------------------------------------------------------------
   Revenues                            $ 7,308   $ 8,554   $ 9,442   $11,022
   Gross profit                          3,488     4,042     4,659     5,347
   Net income                              415       603       744       910
   Earnings per share:
    Primary                                .10       .14       .16       .18
    Fully diluted                          .08       .10       .11       .13

   1994                                   First    Second     Third(b) Fourth
   --------------------------------------------------------------------------
   Revenues                            $ 4,928   $ 5,476   $ 5,789   $ 7,448
   Gross profit                          2,419     2,711     2,995     3,396
   Net income                              198       268       325       327
   Earnings per share:
    Primary                                .05       .07       .08       .08
    Fully diluted                          .05       .06       .07       .07

   (a)Reflects the March 1995 acquisition of Kalmus Engineering Incorporated and R.F. Power Labs, Incorporated.
   (b)Reflects the July 1994 acquisition of Verifier Systems Limited.
   (c)Reflects the August 1993 acquisition of Comtest Instrumentation B.V. and Comtest Limited, the issuance of a $4.0 million principal amount 5% subordinated convertible note to Thermedics Inc., and the issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures.
   (d)Reflects the June 1992 acquisition of KeyTek Instrument, and the issuance of a $7.5 million principal amount 6 3/4% subordinated convertible note to Thermedics Inc.


                                       27PAGE

   Thermo Voltek Corp.

   Common Stock Market Information
   The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol TVL) for 1995 and 1994.

                                   1995                1994
                            -----------------   -----------------
               Quarter         High       Low      High       Low
               --------------------------------------------------

               First        $11 3/4   $ 7 7/8   $10 3/8   $ 8 5/8
               Second        15 3/4    10         8 7/8     8 1/8
               Third         17 1/8    13 7/8     8 5/8     7
               Fourth        16 5/8    14 1/2     8 7/8     7 5/8

        As of January 26, 1996, the Company had 444 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 26, 1996, was $19 3/8 per share.

   Stock Transfer Agent
   American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuances of stock certificates, changes of ownership, lost stock certificates, and changes of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

   Shareholder Services
   Shareholders of Thermo Voltek Corp. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Quarterly reports and press releases are also available through the Internet at Thermo Electron's home page on the World Wide Web (http://www.thermo.com).

   Dividend Policy
   The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, earnings, capital requirements, and financial condition.



                                       28PAGE

   Thermo Voltek Corp.

   Form 10-K Report
   A copy of the Annual Report on Form 10-K for the fiscal year ended December 30, 1995, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

   Annual Meeting
   The annual meeting of shareholders will be held on Monday, May 20, 1996, at 9:15 a.m. at the Turnberry Isle Resort & Club, Aventura, Florida.









                                       29PAGE