Form 10-K, Exhibit 13
period 1996-12-28
THERMO VOLTEK CORP
filed 1997-03-14
CIK 102138

Exhibit 13






















                               THERMO VOLTEK CORP.

                        Consolidated Financial Statements

                                      1996
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)         1996      1995      1994
    ------------------------------------------------------------------------
    Revenues (Note 11)                           $48,507   $36,326   $23,641
                                                 -------   -------   -------
    Costs and Operating Expenses:
      Cost of revenues                            24,357    18,790    12,120
      Selling, general, and administrative
        expenses (Note 9)                         14,889    11,766     8,027
      Research and development expenses            3,618     2,349     1,492
                                                 -------   -------   -------
                                                  42,864    32,905    21,639
                                                 -------   -------   -------

    Operating Income                               5,643     3,421     2,002

    Interest Income                                1,774     2,073     1,697
    Interest Expense (includes $706, $706,
      and $607 to related parties; Note 8)        (1,408)   (2,130)   (2,216)
                                                 -------   -------   -------
    Income Before Provision for Income Taxes       6,009     3,364     1,483
    Provision for Income Taxes (Note 6)            1,540       692       365
                                                 -------   -------   -------
    Net Income                                   $ 4,469   $ 2,672   $ 1,118
                                                 =======   =======   =======
    Earnings per Share:
      Primary                                    $   .51   $   .40   $   .19
                                                 =======   =======   =======
      Fully diluted                              $   .38   $   .28   $   .17
                                                 =======   =======   =======

    Weighted Average Shares:
     Primary                                       8,827     6,731     5,995
                                                 =======   =======   =======
     Fully diluted                                13,636    13,541    13,368
                                                 =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.






                                        2PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                            1996      1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                            $17,874   $ 8,651
      Available-for-sale investments, at quoted
        market value (amortized cost of $10,011
        and $25,795; includes $1,399 and $1,517 of
        related party investments; Notes 2 and 9)           10,067    26,038
      Accounts receivable, less allowances of
        $587 and $447                                       12,123     8,680
      Inventories                                           10,725     8,581
      Prepaid income taxes and other current assets
        (Note 6)                                             2,025     1,022
                                                           -------   -------
                                                            52,814    52,972
                                                           -------   -------
    Property, Plant, and Equipment, at Cost, Net             4,151     3,144
                                                           -------   -------
    Other Assets                                               299       648
                                                           -------   -------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                                    16,425    12,081
                                                           -------   -------
                                                           $73,689   $68,845
                                                           =======   =======



















                                        3PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

    (In thousands except share amounts)                       1996      1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable (Note 8)                               $ 1,666   $ 1,276
      Accounts payable                                       3,718     3,966
      Accrued payroll and employee benefits                  1,264     1,128
      Accrued income taxes                                   1,244     1,103
      Accrued commissions                                    1,063       468
      Other accrued expenses                                 2,043     2,366
      Due to parent company and affiliates                     901       839
                                                           -------   -------
                                                            11,899    11,146
                                                           -------   -------
    Subordinated Convertible Obligations
      (includes $10,000 and $11,500 of related
      party debt; Note 8)                                   19,345    36,740
                                                           -------   -------

    Commitments (Note 7)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.05 par value, 25,000,000
        shares authorized; 9,765,676 and
        4,881,099 shares issued                                488       244
      Capital in excess of par value                        37,762    20,545
      Retained earnings (accumulated deficit)                4,284      (185)
      Treasury stock at cost, 6,438 and 1,958 shares           (69)      (20)
      Cumulative translation adjustment                        (56)      229
      Net unrealized gain on available-for-sale
        investments (Note 2)                                    36       146
                                                           -------   -------
                                                            42,445    20,959
                                                           -------   -------
                                                           $73,689   $68,845
                                                           =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.




                                        4PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                 1996      1995       1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                              $  4,469  $  2,672    $  1,118
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation and amortization          1,636     1,529         948
          Provision for losses on accounts
            receivable                             103       135         101
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable               (3,552)   (1,525)     (1,161)
              Inventories                         (903)   (2,527)          6
              Other current assets              (1,390)      (44)        (42)
              Accounts payable                    (191)      968         532
              Other current liabilities            329       720         976
          Other                                      -       (17)         44
                                              --------  --------    --------
    Net cash provided by operating activities      501     1,911       2,522
                                              --------  --------    --------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                                (6,040)   (4,127)     (1,269)
      Purchases of available-for-sale
        investments                             (5,500)   (7,500)    (17,300)
      Proceeds from sale and maturities
        of available-for-sale investments       21,009    10,000       3,500
      Purchases of property, plant, and
        equipment                               (2,048)   (1,364)       (734)
      Other                                        325       526        (289)
                                              --------  --------    --------
    Net cash provided by (used in) investing
      activities                              $  7,746  $ (2,465)   $(16,092)
                                              --------  --------    --------





                                        5PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Financing Activities:
      Net increase in short-term obligations    $    510  $    435  $    747
      Net proceeds from issuance of Company
        common stock                                 232       324       268
      Repurchase of long-term obligations
        (Note 8)                                       -      (132)        -
      Other                                            -         -       (99)
                                                --------  --------  --------
    Net cash provided by financing activities        742       627       916
                                                --------  --------  --------
    Exchange Rate Effect on Cash                     234      (377)      151
                                                --------  --------  --------
    Increase (Decrease) in Cash and Cash
      Equivalents                                  9,223      (304)  (12,503)
    Cash and Cash Equivalents at Beginning
      of Year                                      8,651     8,955    21,458
                                                --------  --------  --------
    Cash and Cash Equivalents at End of Year    $ 17,874  $  8,651  $  8,955
                                                ========  ========  ========
    Cash Paid For:
      Interest                                  $  1,311  $  2,034  $  2,048
      Income taxes                              $  2,604  $    236  $    150

    Noncash Activities:
      Conversions of subordinated convertible
        obligations (Note 8)                    $ 17,395  $  9,111  $      -
                                                ========  ========  ========
      Fair value of assets of acquired
        companies                               $  7,048  $  5,228  $  1,955
      Cash paid for acquired companies            (6,300)   (4,157)   (1,330)
                                                --------  --------  --------
        Liabilities assumed of acquired
          companies                             $    748  $  1,071  $    625
                                                ========  ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.




                                        6PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Common Stock, $.05 Par Value
      Balance at beginning of year            $   244    $   202    $   197
      Issuance of stock under
        employees' and directors'
        stock plans                                 3          3          5
      Conversion of subordinated
        convertible obligations
        (Note 8)                                   83         39          -
      Effect of three-for-two
        stock split                               158          -          -
                                              -------    -------    -------
      Balance at end of year                      488        244        202
                                              -------    -------    -------

    Capital in Excess of Par Value
      Balance at beginning of year             20,545     11,237     10,907
      Issuance of stock under
        employees' and directors'
        stock plans                               279        291        291
      Tax benefit related to
        employees' and directors'
        stock plans                               112        166         39
      Conversion of subordinated
        convertible obligations
        (Note 8)                               16,984      8,851          -
      Effect of three-for-two
        stock split                              (158)         -          -
                                              -------    -------    -------
      Balance at end of year                   37,762     20,545     11,237
                                              -------    -------    -------

    Retained Earnings (Accumulated
      Deficit)
      Balance at beginning of year               (185)    (2,857)    (3,975)
      Net income                                4,469      2,672      1,118
                                              -------    -------    -------
      Balance at end of year                  $ 4,284    $  (185)   $(2,857)
                                              -------    -------    -------









                                        7PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

    (In thousands)                               1996       1995        1994
    ------------------------------------------------------------------------
    Treasury Stock
      Balance at beginning of year            $   (20)   $   (50)   $   (22)
      Issuance of stock under
        employees' and directors'
        stock plans                               (49)        30        (28)
                                              -------    -------    -------
      Balance at end of year                      (69)       (20)       (50)
                                              -------    -------    -------

    Cumulative Translation Adjustment
      Balance at beginning of year                229        260        (10)
      Translation adjustment                     (285)       (31)       270
                                              -------    -------    -------
      Balance at end of year                      (56)       229        260
                                              -------    -------    -------

    Net Unrealized Gain (Loss) on
      Available-for-sale Investments
      Balance at beginning of year                146       (320)         -
      Effect of change in accounting
        principle (Note 2)                          -                    10
      Change in net unrealized gain
        (loss) on available-for-sale
        investments (Note 2)                     (110)       466       (330)
                                              -------    -------    -------
      Balance at end of year                       36        146       (320)
                                              -------    -------    -------

    Total Shareholders' Investment            $42,445    $20,959    $ 8,472
                                              =======    =======    =======


    The accompanying notes are an integral part of these consolidated financial statements.






                                        8PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Voltek Corp. (the Company) designs, manufactures, and markets electromagnetic compatibility (EMC) testing instruments, high-voltage power-conversion systems, and programmable power amplifiers. The Company's EMC testing instruments simulate pulsed electromagnetic interference (pulsed EMI), radio frequency interference (RFI), and changes in AC voltage, to allow manufacturers of electronic systems and integrated circuits to test for resistance to those conditions. The Company's high-voltage power conversion systems transform utility-supplied AC power into DC voltages and currents required by the user. The Company's programmable power amplifiers have applications in EMC testing and other areas. The Company also provides EMC consulting and systems-integration services and distributes EMC-related products.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        As of December 28, 1996, Thermedics Inc. (Thermedics) owned 4,971,333 shares of the Company's common stock, representing 51% of such stock outstanding. Thermedics is a 55%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 51,700 shares of the Company's common stock, representing 0.53% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $4,806,000 in 1996, $2,884,000 in 1995, and $330,000 in 1994. The
    percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying


                                        9PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    balance sheet and were not material at year-end 1996 and 1995. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts billed but not paid under retainage provisions.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

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

    Earnings per Share
        Primary earnings per share has been computed based on the weighted average number of shares outstanding and, in 1996 and 1995, included common stock equivalents (stock options) computed using the treasury stock method. In 1994, the effect of common stock equivalents was immaterial. Fully diluted earnings per share has been computed, where dilutive, assuming the conversion of the Company's subordinated convertible obligations and elimination of the related interest expense, as well as the exercise of stock options and their related income tax effects.

    Stock Split
        All share and per share information, except for share information in the accompanying 1995 balance sheet, has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in August 1996.

    Cash and Cash Equivalents
        As of December 28, 1996, $16,623,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns

                                       10PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Raw materials                                        $ 4,835    $ 3,598
    Work in process                                        3,097      3,059
    Finished goods                                         2,793      1,924
                                                         -------    -------
                                                         $10,725    $ 8,581
                                                         =======    =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: building and improvements, 5 to 25 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                          1996       1995
    -----------------------------------------------------------------------
    Land and building                                    $ 1,806    $ 1,788
    Machinery, equipment, and leasehold improvements       7,933      5,889
                                                         -------    -------
                                                           9,739      7,677
    Less: Accumulated depreciation and amortization        5,588      4,533
                                                         -------    -------
                                                         $ 4,151    $ 3,144
                                                         =======    =======

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $1,371,000 and $943,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

                                       11PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

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

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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





                                       12PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type, as of December 28, 1996, and December 30, 1995, are as follows:

    1996
                                                         Gross        Gross
                              Market         Cost   Unrealized   Unrealized
    (In thousands)             Value        Basis        Gains       Losses
    -----------------------------------------------------------------------
    Government agency
      securities             $ 4,501      $ 4,500      $     1      $     -
    Corporate bonds            2,379        2,314           65            -
    Money market preferred
      stock                    1,060        1,070            -          (10)
    Other                      2,127        2,127            -            -
                             -------      -------      -------      -------
                             $10,067      $10,011      $    66      $   (10)
                             =======      =======      =======      =======

    1995
                                                         Gross        Gross
                              Market         Cost   Unrealized   Unrealized
    (In thousands)             Value        Basis        Gains       Losses
    -----------------------------------------------------------------------
    Government agency
      securities             $13,464      $13,396      $    71       $   (3)
    Corporate bonds            7,533        7,362          182          (11)
    Money market preferred
      stock                    2,660        2,655           24          (19)
    Other                      2,381        2,382            -           (1)
                             -------      -------      -------       ------
                             $26,038      $25,795      $   277       $  (34)
                             =======      =======      =======      =======

        Available-for-sale investments in the accompanying 1996 balance sheet includes $7,016,000 with contractual maturities of one year or less and $3,051,000 with contractual maturities of more than one year through five years. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.






                                       13PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions

        In July 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Pacific Power Source Corporation (Pacific Power) for $6,300,000 in cash, including the repayment of $800,000 in debt. Pacific Power manufactures programmable power amplifiers that can be incorporated into EMC test equipment to assess how well electronics tolerate normal variations in the quality and quantity of AC voltage. These amplifiers are also used in other kinds of test equipment and in application-specific power supplies.
        In March 1995, the Company acquired substantially all of the assets, subject to certain liabilities, of Kalmus Engineering Incorporated and R.F. Power Labs, Incorporated (collectively, Kalmus) for $3,755,000 in cash. Kalmus is a manufacturer of radio frequency power amplifiers and systems used to test products for immunity to RFI and in medical imaging and telecommunications applications.
        Additionally, the Company acquired a component-reliability product line in 1995 for approximately $402,000 in cash.
        In July 1994, the Company's Comtest Limited subsidiary acquired Verifier Systems Limited (Verifier) for approximately $1,330,000 in cash. Verifier is a United Kingdom-based manufacturer of test equipment that performs electrical stress tests for semiconductor devices.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $8,707,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for Pacific Power, is subject to adjustment upon finalization of the purchase price allocation.
        Based on unaudited data, the following table presents selected financial information for the Company and Kalmus, on a pro forma basis, assuming that the Company and Kalmus had been combined since the beginning of 1994. Pro forma data is not presented for the Company's other acquisitions since they were not material to the Company's results of operations.

    (In thousands except per share amounts)                   1995      1994
    ------------------------------------------------------------------------
    Revenues                                               $37,051   $27,513
    Net income                                               2,874     1,358
    Earnings per share:
      Primary                                                  .43       .23
      Fully diluted                                            .30       .19

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of Kalmus been made at the beginning of 1994.

                                       14PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of the plans, adopted in 1985 and 1990, permit the grant of nonqualified and incentive stock options. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1993, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermedics.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1996, 1995, and 1994, the Company issued 8,891 shares, 10,308 shares, and 4,820 shares, respectively, of its common stock under this program.







                                       15
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1996 and 1995 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                1996         1995
    ------------------------------------------------------------------------
    Net income:
      As reported                                       $4,469       $2,672
      Pro forma                                          4,294        2,601
    Primary earnings per share:
      As reported                                          .51          .40
      Pro forma                                            .49          .39
    Fully diluted earnings per share:
      As reported                                          .38          .28
      Pro forma                                            .37          .28

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                           1996        1995
    -----------------------------------------------------------------------
    Volatility                                             41%          41%
    Risk-free interest rate                               6.6%         6.3%
    Expected life of options                           5 years    4.4 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.




                                       16
PAGE

   Thermo Voltek Corp.                               1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   Stock Option Activity
      A summary of the Company's stock option activity is as follows:

                              1996              1995               1994
                        ----------------  ----------------  -----------------
                                Weighted          Weighted           Range of
                        Number   Average  Number   Average  Number     Option
   (Shares                  of  Exercise      of  Exercise      of     Prices
   in thousands)        Shares     Price  Shares     Price  Shares  per Share
   --------------------------------------------------------------------------
   Options outstanding,                                              $ 1.08-
     beginning of year    766    $ 5.22      740   $ 4.07      783     6.43
                                                                       5.10-
       Granted            115     12.52      167     8.73      118     5.89
                                                                       1.08-
       Exercised          (55)     3.64      (98)    2.94     (131)    3.93
                                                                       1.33-
       Forfeited          (44)     5.74      (43)    4.30      (30)    5.89
                        -----              -----             -----
   Options outstanding,                                              $ 1.08-
     end of year          782    $ 6.37      766   $ 5.22      740     6.43
                        =====    ======    =====   ======    =====   =======
                                                                     $ 1.08-
   Options exercisable    782    $ 6.37      766   $ 5.22      737     6.43
                        =====    ======    =====   ======    =====   =======
   Options available
     for grant             85                155               329
                        =====              =====             =====
   Weighted average fair
     value per share of
     options granted
     during year                 $ 5.58            $ 3.70
                                 ======            ======

        A summary of the status of the Company's stock options at December 28, 1996, is as follows:

                                      Options Outstanding and Exercisable
                                      -----------------------------------
                                                                  Weighted
                                                Weighted Average   Average
                                        Number         Remaining  Exercise
   Range of Exercise Prices          of Shares  Contractual Life     Price
   -----------------------------------------------------------------------
   (Shares in thousands)

   $ 1.08 - $ 4.23                        328         2.8 years    $ 3.23
     4.24 -   7.62                        244         7.3 years      6.17
     7.63 -  11.01                        112         5.9 years     10.29
    11.02 -  14.40                         98         7.0 years     12.86
                                          ---

   $ 1.08 - $14.40                        782         5.2 years    $ 6.37
                                          ===




                                       17
PAGE

   Thermo Voltek Corp.                               1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   401(k) Savings Plan
       Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $249,000, $184,000, and $196,000 in 1996, 1995, and 1994, respectively.

   5.  Common Stock

       At December 28, 1996, the Company had reserved 4,718,744 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible obligations.

   6.  Income Taxes

       The components of income before provision for income taxes are as follows:

   (In thousands)                                   1996     1995     1994
   -----------------------------------------------------------------------
   Domestic                                      $4,684    $2,616   $1,118
   Foreign                                        1,325       748      365
                                                 ------    ------   ------
                                                 $6,009    $3,364   $1,483
                                                 ======    ======   ======

        The components of the provision for income taxes are as follows:

   (In thousands)                                   1996     1995     1994
   -----------------------------------------------------------------------
   Currently payable:
     Federal                                     $1,554    $  608   $   36
     Foreign                                        466       323      154
     State                                          249       276      108
                                                 ------    ------   ------
                                                  2,269     1,207      298
                                                 ------    ------   ------
   Net deferred (prepaid):
     Federal                                       (689)     (412)      57
     State                                          (40)     (103)      10
                                                 ------    ------   ------
                                                   (729)     (515)      67
                                                 ------    ------   ------
                                                 $1,540    $  692   $  365
                                                 ======    ======   ======












                                       18
PAGE

   Thermo Voltek Corp.                               1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

       The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $112,000, $166,000, and $39,000 of such benefits allocated to capital in excess of par value in 1996, 1995, and 1994, respectively.
       The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

   (In thousands)                                 1996      1995      1994
   -----------------------------------------------------------------------
   Provision for income taxes at
     statutory rate                             $2,043    $1,144    $  504
   Increases (decreases) resulting from:
     Decrease in valuation allowance              (684)     (630)     (290)
     State income taxes, net of federal tax        138       114        77
     Nondeductible expenses                         62        86       101
     Foreign tax rate and tax regulation
       differential                                 15        68        10
     Foreign sales corporation                    (123)      (87)      (55)
     Other                                          89        (3)       18
                                                ------    ------    ------
                                                $1,540    $  692    $  365
                                                ======    ======    ======

       Prepaid income taxes in the accompanying balance sheet consist of the following:

   (In thousands)                                 1996      1995
   -------------------------------------------------------------
   Prepaid income taxes:
     Tax loss and credit carryforwards          $  652    $1,237
     Accruals and reserves                         708       702
     Available-for-sale investments                (20)      (97)
     Inventory basis differences                   180         -
     Accrued compensation                          160        88
     Allowance for doubtful accounts                82        78
     Other                                          40         -
                                                ------    ------
                                                 1,802     2,008
     Less: Valuation allowance                       -     1,209
                                                ------    ------
                                                $1,802    $  799
                                                ======    ======











                                       19
PAGE

   Thermo Voltek Corp.                               1996 Financial Statements

                   Notes to Consolidated Financial Statements

   6.  Income Taxes (continued)

       The 1995 valuation allowance primarily related to uncertainty surrounding the realization of tax loss and credit carryforwards and certain other tax assets of the Company. The valuation allowance was eliminated in 1996. Of the total decrease to the valuation allowance, $684,000 relates to reduced uncertainty surrounding the realizability of the tax loss and credit carryforwards, and was recorded as a decrease in the provision for income taxes in 1996. The remaining decrease in the valuation allowance primarily relates to the elimination of related tax loss and credit carryforwards due to the inability to obtain a benefit prior to the expiration thereof. The provision for income taxes was reduced by $630,000 and $290,000 in 1995 and 1994, respectively, as a result of changes in the amount of estimated tax assets and the utilization of a portion of the Company's tax loss and credit carryforwards.
       As of December 28, 1996, the Company has federal tax net operating loss carryforwards of approximately $2.5 million, subject to the limitations described below. These net operating loss carryforwards will begin to expire in 1998. Pursuant to U.S. Internal Revenue Code Sections 382 and 383, the utilization of the net operating loss carryforwards is limited to the tax benefit of a deduction of approximately $240,000 per year with any unused portion of this annual limitation carried forward to future years.
       A provision has not been made for U.S. or additional foreign taxes on $1.8 million of undistributed earnings of foreign subsidiaries that could be subject to tax if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.

   7.  Commitments

       The Company occupies office and operating facilities under operating leases expiring at various dates through 2003. The accompanying statement of income includes expenses from operating leases of $555,000, $381,000, and $363,000 in 1996, 1995, and 1994, respectively. The future minimum payments due under noncancellable operating leases as of December 28, 1996, are $749,000 in 1997; $758,000 in 1998; $770,000 in 1999; $764,000 in 2000;
   and $613,000 in 2001 and thereafter. Total future minimum lease payments are $3,654,000.

   8.  Short- and Long-term Obligations

   Short-term Obligations
       The Company has lines of credit denominated in certain foreign currencies to borrow up to approximately $2,625,000. Amounts borrowed under these arrangements are classified as notes payable in the accompanying balance sheet. The weighted average interest rate for these borrowings at year-end 1996 and 1995 was 6.3% and 7.6%, respectively. Unused lines of credit were $959,000 at December 28, 1996.





                                       20
PAGE

   Thermo Voltek Corp.                               1996 Financial Statements

                   Notes to Consolidated Financial Statements

   8.  Short- and Long-term Obligations (continued)

   Long-term Obligations
       Long-term obligations of the Company are as follows:

   (In thousands except per share amounts)                   1996      1995
   ------------------------------------------------------------------------
   3 3/4% Subordinated convertible debentures,
     due 2000, convertible at $7.83 per share (a)        $ 9,345   $25,240
   5% Subordinated convertible note, due 2003,
     convertible at $3.78 per share (b)                    4,000     4,000
   6 3/4% Subordinated convertible note, due 2002,
     convertible at $4.27 per share (b)                    6,000     7,500
                                                         -------   -------
                                                         $19,345   $36,740
                                                         =======   =======

   (a) In lieu of issuing shares of the Company's common stock upon conversion, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the trading date prior to conversion.
   (b) Represents an obligation to Thermedics.

       During 1996 and 1995, $17,395,000 and $9,111,000, respectively, of convertible obligations were converted into shares of the Company's common stock. In 1995, the Company repurchased $149,000 principal amount of the 3 3/4% subordinated convertible debentures.
       Short- and long-term obligations in the accompanying balance sheet are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees.
       See Note 10 for fair value information pertaining to the Company's long-term obligations.

   9.  Related Party Transactions

   Corporate Services Agreement
       The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $485,000, $436,000, and $296,000 in 1996, 1995, and
   1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service



                                       21
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Related Party Transactions (continued)

    fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    Available-for-sale Investments
        At December 28, 1996, and December 30, 1995, the Company's available-for-sale investments included $1,399,000 and $1,517,000 (amortized cost of $1,336,000 and $1,339,000), respectively, of 6 1/2% subordinated convertible debentures due 1997, which were purchased on the open market. These debentures have a par value of $1,300,000 and were issued by Thermo TerraTech Inc., a majority-owned subsidiary of Thermo Electron.

    Subordinated Convertible Notes
        See Note 8 for subordinated convertible notes of the Company held by Thermedics.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable, accounts payable, due to parent company and affiliates, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of the Company's subordinated convertible obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's subordinated convertible obligations are as follows:
                                       1996                    1995
                               --------------------    --------------------
                               Carrying        Fair    Carrying        Fair
    (In thousands)               Amount       Value      Amount       Value
    -----------------------------------------------------------------------
    Subordinated convertible
      obligations (1)           $ 19,345    $ 38,836    $36,740    $61,449

    (1) The fair value of subordinated convertible obligations exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the subordinated convertible obligations.



                                       22
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information

        The following table shows data for the Company by geographical area.
    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Revenues:
        United States                            $31,013   $23,375   $16,262
        The Netherlands                            8,164     6,977     5,156
        United Kingdom                             8,565     6,967     2,865
        Italy                                      3,460     2,143         -
        Transfers among geographical areas (a)    (2,695)   (3,136)     (642)
                                                 -------   -------   -------
                                                 $48,507   $36,326   $23,641
                                                 =======   =======   =======
    Income before provision for income taxes:
        United States                            $ 5,045   $ 3,343   $ 2,296
        The Netherlands                              798       405       170
        United Kingdom                               370       388       244
        Italy                                        236       123         -
        Corporate and eliminations (b)              (806)     (838)     (708)
                                                 -------   -------   -------
         Total operating income                    5,643     3,421     2,002
        Interest income (expense), net               366       (57)     (519)
                                                 -------   -------   -------
                                                 $ 6,009   $ 3,364   $ 1,483
                                                 =======   =======   =======

    Identifiable assets:
        United States                            $30,954   $21,816   $15,749
        The Netherlands                            5,249     5,238     5,076
        United Kingdom                             6,561     5,015     3,273
        Italy                                      1,643     1,914         -
        Corporate (c)                             29,282    34,862    38,126
                                                 -------   -------   -------
                                                 $73,689   $68,845   $62,224
                                                 =======   =======   =======

    Export revenues included in United States
      revenues above (d):
        Europe                                   $ 2,150   $ 4,598   $ 1,661
        Asia                                       7,881     4,994     3,704
        Other                                      1,513       330       422
                                                 -------   -------   -------
                                                 $11,544   $ 9,922   $ 5,787
                                                 =======   =======   =======

    (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b) Primarily corporate general and administrative expenses.
    (c) Primarily cash and cash equivalents and available-for-sale investments.
    (d) In general, export sales are denominated in U.S. dollars.








                                       23
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1996                              First     Second      Third(a)  Fourth
    ------------------------------------------------------------------------
    Revenues                        $10,621    $11,882    $12,800   $13,204
    Gross profit                      5,231      5,729      6,330     6,860
    Net income                          937      1,132      1,194     1,206
    Earnings per share:
      Primary                           .12        .13        .13       .13
      Fully diluted                     .08        .10        .10       .10

    1995                              First(b)  Second      Third     Fourth
    ------------------------------------------------------------------------
    Revenues                        $ 7,308    $ 8,554    $ 9,442   $11,022
    Gross profit                      3,488      4,042      4,659     5,347
    Net income                          415        603        744       910
    Earnings per share:
      Primary                           .07        .09        .11       .12
      Fully diluted                     .05        .07        .08       .09

    (a)Reflects the July 1996 acquisition of Pacific Power.
    (b)Reflects the March 1995 acquisition of Kalmus.
































                                       24
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Voltek Corp.:

        We have audited the accompanying consolidated balance sheet of Thermo Voltek Corp. (a Delaware corporation and 51%-owned subsidiary of Thermedics Inc.) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Voltek Corp. and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



    Boston, Massachusetts
    February 6, 1997


















                                       25
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results of Operations under the caption "Forward-looking Statements."

    Overview

        The Company designs, manufactures, and markets electromagnetic compatibility (EMC) testing instruments, high-voltage power-conversion systems, and programmable power amplifiers. The Company's KeyTek Instrument (KeyTek) division manufactures instruments that test for immunity to pulsed electromagnetic interference (pulsed EMI). Through its Universal Voltronics division, the Company manufactures high-voltage power conversion systems that transform utility-supplied AC power into DC voltages and currents required by the user, while allowing precise control over the performance level desired for each application. The Company's Kalmus division manufactures radio frequency power amplifiers and systems used to test products for immunity to conducted and radiated radio frequency interference (RFI). Comtest Europe B.V. (Comtest) manufactures and distributes a range of EMC-related products, provides EMC consulting and systems-integration services, and manufactures specialized power supplies for telecommunications equipment. Acquired in July 1996, Pacific Power Source Corporation (Pacific Power) manufactures programmable power amplifiers that can be incorporated into EMC test equipment to assess tolerance to normal variances in the quality and quantity of AC voltage.
        The Company's strategy is to expand through a combination of internal product development and the acquisition of new businesses and technologies. The Company acquired Pacific Power to provide additional depth to its line of EMC products and services. The Company plans to make additional acquisitions to expand the range of EMC products and services it can offer to its customers.
        Approximately 60% and 63% of the Company's revenues in 1996 and 1995, respectively, were derived from sales of products outside the U.S., through export sales and sales by the Company's European operations. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.




                                       26
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    1996 Compared With 1995
        Revenues increased 34% to $48.5 million in 1996 from $36.3 million in 1995, due to an increase in revenues at Comtest, the inclusion of $3.0 million in revenues from the July 1996 acquisition of Pacific Power, and increased revenues at KeyTek and Kalmus. Revenues at Comtest increased primarily due to an increase in demand for electrostatic-discharge test equipment manufactured by its Verifier division, as well as an increase in revenues from a product line for testing immunity to RFI that was introduced in 1995. Increased revenues at KeyTek primarily resulted from greater demand for its EMC test equipment. Revenues at Kalmus, acquired in March 1995, increased $1.1 million due to the inclusion of revenues for the full year in 1996 and $1.3 million primarily due to increased shipments resulting from the implementation of manufacturing efficiencies.
        The gross profit margin increased to 50% in 1996 from 48% in 1995, primarily due to an increase in higher-margin domestic sales at KeyTek and an increase in the gross profit margin at Kalmus, primarily due to implementation of manufacturing efficiencies.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 31% in 1996 from 32% in 1995, primarily due to an increase in revenues. Research and development expenses as a percentage of revenues increased to 7.5% in 1996 from 6.5% in 1995, principally due to higher research and development expenses at Comtest and KeyTek.
        Interest income decreased to $1.8 million in 1996 from $2.1 million in 1995, primarily due to lower average invested balances. Interest expense decreased to $1.4 million in 1996 from $2.1 million in 1995, primarily due to conversions of the Company's subordinated convertible obligations during 1995 and 1996.
        The effective tax rate was 26% in 1996 and 21% in 1995. The effective tax rates were below the statutory federal income tax rate primarily due to the elimination of the tax valuation allowance that was no longer required (Note 6), offset in part by the impact of state income taxes. The effective tax rate increased in 1996 primarily due to a decrease in tax net operating loss carryforwards as a percentage of income before provision for income taxes. As of December 28, 1996, the Company has no further net operating loss carryforwards that will benefit future periods. Accordingly, the Company expects its effective tax rate in 1997 to increase.

    1995 Compared With 1994
        Revenues increased 54% to $36.3 million in 1995 from $23.6 million in 1994. The increase in revenues is primarily the result of the inclusion of $4.7 million in revenues from Kalmus, acquired in March 1995, an increase of $3.1 million in revenues from Comtest, and an increase of $2.5 million in revenues due to the inclusion of revenues for the full year of 1995 from Verifier, acquired in July 1994. The increase in revenues from Comtest resulted primarily from the introduction in 1995 of a new product line for testing immunity to RFI and, to a lesser extent, the favorable effects of currency translation due to a weaker U.S. dollar


                                       27
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    in 1995. The balance of the increase in sales resulted from greater demand at KeyTek and, to a lesser extent, Universal Voltronics.
        The gross profit margin decreased to 48% in 1995 from 49% in 1994, primarily due to higher European sales in 1995 in one of KeyTek's product lines, which have lower margins due to competitive pricing pressures and, to a lesser extent, higher costs associated with an upgraded product at KeyTek. These decreases were offset in part by the inclusion of higher-margin Verifier revenues.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 32% in 1995 from 34% in 1994, primarily due to lower costs as a percentage of revenues at KeyTek and Universal Voltronics as a result of higher sales volume in 1995, and lower selling, general, and administrative expenditures as a percentage of revenues at Kalmus. Research and development expenses as a percentage of revenues was relatively unchanged at 6.5% in 1995, compared with 6.3% in 1994.
        Interest income increased to $2.1 million in 1995 from $1.7 million in 1994, primarily due to higher prevailing interest rates in 1995. Interest expense was $2.1 million in 1995, compared with $2.2 million in 1994. The decrease in interest expense resulting from the conversion of $9.1 million principal amount of the Company's subordinated convertible obligations during 1995 was substantially offset by the inclusion of interest expense associated with increased borrowings under Comtest's outstanding line of credit.
        The effective tax rate was 21% in 1995 and 25% in 1994. These rates were below the statutory federal income tax rate primarily due to the utilization of tax net operating loss carryforwards, offset in part by the impact of state income taxes. The decrease in the effective tax rate in 1995 was due to increased utilization of tax net operating loss carryforwards.

    Liquidity and Capital Resources

        Working capital was $40.9 million at December 28, 1996, compared with $41.8 million at December 30, 1995. Included in working capital are cash, cash equivalents, and available-for-sale investments of $27.9 million at December 28, 1996, compared with $34.7 million at December 30, 1995. During 1996, $0.5 million of cash was provided by operating activities. Cash flow from operations was offset by cash used to fund increases in certain current assets, including an increase in accounts receivable of $3.6 million, primarily due to an increase in revenues.
        During 1996, the Company's primary investing activities, excluding purchases, sales, and maturities of available-for-sale investments, included the acquisition of Pacific Power and capital expenditures. In July 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Pacific Power for approximately $6.3 million in cash, including the repayment of $0.8 million in debt. During 1996, the Company expended $2.0 million for purchases of property, plant, and equipment, and expects to make capital expenditures of approximately $2 million during 1997.



                                       28
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

        During 1996, financing activities provided $0.7 million in cash, including $0.5 million from an increase in notes payable.
        Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from Thermo Electron Corporation or Thermedics Inc., although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.






































                                       29
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                           Forward-looking Statements


        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Rapid Technological Change. The market for EMC testing products and services is characterized by rapid technological change. No assurance can be given that the Company will be able to develop new and enhanced instruments that keep pace with technological developments and respond to the increasingly complex requirements of electronics manufacturers.
        Reliance on Electrical Standards. Demand for the Company's EMC testing products and services is driven to a large extent by mandatory government standards and voluntary industry standards relating to electromagnetic compatibility. In particular, demand for the Company's products results from efforts by manufacturers to comply with IEC 801, an EC directive that became effective on January 1, 1996. Although many manufacturers have not yet complied with IEC 801, as the number of noncomplying manufacturers is reduced over time, demand for the Company's products could be adversely affected. In addition, if new EMC standards requiring new testing capabilities are enacted less frequently or if EMC standards become less strict, demand for the Company's products could be adversely affected.
        Sole Source Suppliers. A number of the components of the Company's EMC testing products are supplied by single vendors. Although the Company has not experienced significant difficulty in obtaining adequate supplies from these vendors, and believes that it would be able to identify alternative suppliers if necessary, there can be no assurance that the unanticipated loss of a single vendor would not result in delays in shipments or in the introduction of new products.
        International Sales. International sales account for a significant portion of the Company's revenues. Sales to customers in certain foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect, through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade; and export licenses, if required, may be difficult to obtain. In addition, fluctuations in foreign currency exchange rates could have an adverse impact on international sales.
        Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any

                                       30
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                           Forward-looking Statements

    equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.



















































                                       31
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)      1996(a)   1995(b)    1994(c)     1993(d)    1992
    ------------------------------------------------------------------------
    Statement of Income
      Data:
    Revenues            $48,507    $36,326    $23,641     $18,089    $12,998
    Net income            4,469      2,672      1,118         480        390
    Earnings per share:
      Primary               .51        .40        .19         .08        .07
      Fully diluted         .38        .28        .17         .08        .07

    Balance Sheet Data:
    Working capital     $40,915    $41,826    $41,990     $42,023    $ 6,482
    Total assets         73,689     68,845     62,224      57,471     16,364
    Long-term
      obligations        19,345     36,740     46,000      46,000      7,500
    Shareholders'
      investment         42,445     20,959      8,472       7,097      6,598

    (a)Reflects the July 1996 acquisition of Pacific Power.
    (b)Reflects the March 1995 acquisition of Kalmus.
    (c)Reflects the July 1994 acquisition of Verifier.
    (d)Reflects the August 1993 acquisition of Comtest, the issuance of a $4.0 million principal amount 5% subordinated convertible note to Thermedics, and the issuance of $34.5 million principal amount of 3 3/4% subordinated convertible debentures.





























                                       32
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements



    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol TVL) for 1996 and 1995. Prices have been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in August 1996.

                                    1996                1995
                             ------------------   ----------

                            -                               ------
                Quarter         High       Low      High       Low
                First        $14 1/12 $10  1/4  $ 7  5/6   $ 5 1/4
                Second        15       12 1/12   10  1/2     6 2/3
                Third         14  1/8  10  1/3   11 5/12     9 1/4
                Fourth        14        9  3/4   11 1/12     9 2/3

        As of January 24, 1997, the Company had 334 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $12 per share.

    Shareholder Services
        Shareholders of Thermo Voltek Corp. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter report only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www. thermo.com/subsid/tvl.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

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


                                       33
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements



    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 1:30 p.m., at the Hyatt Regency Hotel, Hilton Head, South Carolina.











































                                       34
PAGE

    Thermo Voltek Corp.                             1996 Financial Statements