Form 10-K/A, Exhibit 13
period 1996-12-28
THERMO VOLTEK CORP
filed 1997-03-17
CIK 102138

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

                                       15PAGE

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

                                       16PAGE

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

                                       17PAGE

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



                                       18PAGE

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

                                       19PAGE

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

                                       20PAGE

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

                                       21PAGE

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

    (1) The fair value of subordinated convertible obligations exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the subordinated convertible obligations.
                                       22PAGE

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

                                       23PAGE

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










                                       24PAGE

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






                                       25PAGE

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

                                       26PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Results of Operations

    1996 Compared With 1995
        Revenues increased 34% to $48.5 million in 1996 from $36.3 million in 1995, due to an increase in revenues at Comtest, the inclusion of $3.0 million in revenues from the July 1996 acquisition of Pacific Power, and increased revenues at KeyTek and Kalmus. Revenues at Comtest increased primarily due to an increase in demand for electrostatic-discharge test equipment manufactured by its Verifier division, as well as an increase in revenues from a product line for testing immunity to RFI that was introduced in 1995. Increased revenues at KeyTek primarily resulted from greater demand for its EMC test equipment. The Company anticipates that sales of its EMC test products will slow in 1997, as many companies have completed purchases necessary to come into compliance with IEC 801, the European Union directive on electromagnetic compatability. Revenues at Kalmus, acquired in March 1995, increased $1.1 million due to the inclusion of revenues for the full year in 1996 and $1.3 million primarily due to increased shipments resulting from the implementation of manufacturing efficiencies.
        The gross profit margin increased to 50% in 1996 from 48% in 1995, primarily due to an increase in higher-margin domestic sales at KeyTek and an increase in the gross profit margin at Kalmus, primarily due to implementation of manufacturing efficiencies.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 31% in 1996 from 32% in 1995, primarily due to an increase in revenues. Research and development expenses as a percentage of revenues increased to 7.5% in 1996 from 6.5% in 1995, principally due to higher research and development expenses at Comtest and KeyTek.
        Interest income decreased to $1.8 million in 1996 from $2.1 million in 1995, primarily due to lower average invested balances. Interest expense decreased to $1.4 million in 1996 from $2.1 million in 1995, primarily due to conversions of the Company's subordinated convertible obligations during 1995 and 1996.
        The effective tax rate was 26% in 1996 and 21% in 1995. The effective tax rates were below the statutory federal income tax rate primarily due to the elimination of the tax valuation allowance that was no longer required (Note 6), offset in part by the impact of state income taxes.
    The effective tax rate increased in 1996 primarily due to a decrease in tax net operating loss carryforwards as a percentage of income before provision for income taxes. As of December 28, 1996, the Company has no further net operating loss carryforwards that will benefit future periods. Accordingly, the Company expects its effective tax rate in 1997 to increase.

    1995 Compared With 1994
        Revenues increased 54% to $36.3 million in 1995 from $23.6 million in 1994. The increase in revenues is primarily the result of the inclusion of $4.7 million in revenues from Kalmus, acquired in March 1995, an increase of $3.1 million in revenues from Comtest, and an increase of $2.5 million in revenues due to the inclusion of revenues for the full year of 1995 from Verifier, acquired in July 1994. The increase in revenues from Comtest resulted primarily from the introduction in 1995 of a new product line for testing immunity to RFI and, to a lesser extent, the favorable effects of currency translation due to a weaker U.S. dollar
                                       27PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1995 Compared With 1994 (continued)
    in 1995. The balance of the increase in sales resulted from greater demand at KeyTek and, to a lesser extent, Universal Voltronics.
        The gross profit margin decreased to 48% in 1995 from 49% in 1994, primarily due to higher European sales in 1995 in one of KeyTek's product lines, which have lower margins due to competitive pricing pressures and, to a lesser extent, higher costs associated with an upgraded product at KeyTek. These decreases were offset in part by the inclusion of higher-margin Verifier revenues.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 32% in 1995 from 34% in 1994, primarily due to lower costs as a percentage of revenues at KeyTek and Universal Voltronics as a result of higher sales volume in 1995, and lower selling, general, and administrative expenditures as a percentage of revenues at Kalmus. Research and development expenses as a percentage of revenues was relatively unchanged at 6.5% in 1995, compared with 6.3% in 1994.
        Interest income increased to $2.1 million in 1995 from $1.7 million in 1994, primarily due to higher prevailing interest rates in 1995. Interest expense was $2.1 million in 1995, compared with $2.2 million in 1994. The decrease in interest expense resulting from the conversion of $9.1 million principal amount of the Company's subordinated convertible obligations during 1995 was substantially offset by the inclusion of interest expense associated with increased borrowings under Comtest's outstanding line of credit.
        The effective tax rate was 21% in 1995 and 25% in 1994. These rates were below the statutory federal income tax rate primarily due to the utilization of tax net operating loss carryforwards, offset in part by the impact of state income taxes. The decrease in the effective tax rate in 1995 was due to increased utilization of tax net operating loss carryforwards.

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

                                      28PAGE

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









                                       29PAGE

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

                                       30PAGE

    Thermo Voltek Corp.                             1996 Financial Statements

                           Forward-looking Statements

    equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.























                                       31PAGE

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








                                       32PAGE

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

                                    1996                1995
                             ------------------   ----------------
                Quarter         High       Low      High       Low
                --------------------------------------------------
                First        $14 1/12 $10  1/4  $ 7  5/6   $ 5 1/4
                Second        15       12 1/12   10  1/2     6 2/3
                Third         14  1/8  10  1/3   11 5/12     9 1/4
                Fourth        14        9  3/4   11 1/12     9 2/3

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

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, earnings, capital requirements, and financial condition.
                                       33PAGE

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

