Form 10-K, Exhibit 13
period 1998-01-03
THERMO VOLTEK CORP
filed 1998-03-16
CIK 102138

Exhibit 13












                               THERMO VOLTEK CORP.

                        Consolidated Financial Statements

                                      1997
PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)         1997      1996      1995
    ------------------------------------------------------------------------
    Revenues (Note 11)                           $44,648   $48,507   $36,326
                                                 -------   -------   -------
    Costs and Operating Expenses:
      Cost of revenues                            24,860    24,357    18,790
      Selling, general, and administrative
        expenses (Note 9)                         15,992    14,889    11,766
      Research and development expenses            3,620     3,618     2,349
                                                 -------   -------   -------
                                                  44,472    42,864    32,905
                                                 -------   -------   -------
    Operating Income                                 176     5,643     3,421

    Interest Income                                1,247     1,774     2,073
    Interest Expense (includes $605, $706, and
      $706 to related parties; Note 9)            (1,162)   (1,408)   (2,130)
    Gain on Sale of Related-party Investments
      (Notes 2 and 9)                                180         -         -
    Other Income                                      53         -         -
                                                 -------   -------   -------
    Income Before Provision for Income Taxes         494     6,009     3,364
    Provision for Income Taxes (Note 6)              215     1,540       692
                                                 -------   -------   -------
    Net Income                                   $   279   $ 4,469   $ 2,672
                                                 =======   =======   =======

    Earnings per Share (Note 12):
      Basic                                      $   .03   $   .51   $   .41
                                                 =======   =======   =======
      Diluted                                    $   .03   $   .38   $   .28
                                                 =======   =======   =======

    Weighted Average Shares (Note 12):
      Basic                                        9,182     8,827     6,528
                                                 =======   =======   =======
      Diluted                                      9,305    13,628    13,512
                                                 =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.

                                        2PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                            1997      1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                            $14,608   $17,874
      Available-for-sale investments, at quoted
        market value (amortized cost of $3,041 and
        $10,011; includes $1,399 of related-party
        investments in 1996; Notes 2 and 9)                  3,041    10,067
      Accounts receivable, less allowances of $799 and
        $587                                                10,388    12,123
      Inventories                                           10,981    10,725
      Prepaid income taxes and other current assets
        (Note 6)                                             1,999     2,025
                                                           -------   -------
                                                            41,017    52,814
                                                           -------   -------
    Property, Plant, and Equipment, at Cost, Net             3,682     4,151
                                                           -------   -------
    Long-term Prepaid Income Taxes and Other Assets            539       299
                                                           -------   -------
    Cost in Excess of Net Assets of Acquired
      Companies (Note 3)                                    18,058    16,425
                                                           -------   -------
                                                           $63,296   $73,689
                                                           =======   =======

                                        3PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

    (In thousands except share amounts)                       1997      1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable (Note 8)                               $ 2,376   $ 1,666
      Accounts payable                                       3,194     3,718
      Accrued payroll and employee benefits                  1,159     1,264
      Accrued income taxes                                     489     1,244
      Accrued commissions                                    1,080     1,063
      Accrued warranty costs                                   624       449
      Other accrued expenses                                 1,538     1,594
      Due to parent company and affiliated companies           694       901
                                                           -------   -------
                                                            11,154    11,899
                                                           -------   -------
    Subordinated Convertible Obligations
      (includes $10,000 of related-party debt; Note 8)      17,750    19,345
                                                           -------   -------
    Commitments (Note 7)

    Shareholders' Investment (Notes 4 and 5):
      Common stock, $.05 par value, 25,000,000
        shares authorized; 9,939,865 and 9,765,676
        shares issued                                          497       488
      Capital in excess of par value                        38,799    37,762
      Retained earnings                                      4,563     4,284
      Treasury stock at cost, 1,098,912 and 6,438 shares    (8,836)      (69)
      Cumulative translation adjustment                       (631)      (56)
      Net unrealized gain on available-for-sale
        investments (Note 2)                                     -        36
                                                           -------   -------
                                                            34,392    42,445
                                                           -------   -------
                                                           $63,296   $73,689
                                                           =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.

                                        4PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                               1997      1996        1995
    -----------------------------------------------------------------------
    Operating Activities:
      Net income                             $   279    $ 4,469     $ 2,672
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation and amortization        2,117      1,636       1,529
          Provision for losses on accounts
            receivable                           326        103         135
          Gain on sale of investments           (180)         -           -
          Other                                 (330)         -         (17)
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable              1,616     (3,552)     (1,525)
              Inventories                        233       (903)     (2,527)
              Other current assets                25     (1,390)        (44)
              Accounts payable                  (625)      (191)        968
              Other current liabilities       (1,386)       329         720
                                             -------    -------     -------
    Net cash provided by operating
      activities                               2,075        501       1,911
                                             -------    -------     -------
    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                              (2,820)    (6,040)     (4,127)
      Purchases of available-for-sale
        investments                                -     (5,500)     (7,500)
      Proceeds from sale and maturities of
        available-for-sale investments         6,980     21,009      10,000
      Purchases of property, plant, and
        equipment                               (938)    (2,048)     (1,364)
      Other                                     (171)       325         526
                                             -------    -------     -------
    Net cash provided by (used in)
      investing activities                   $ 3,051    $ 7,746     $(2,465)
                                             -------    -------     -------

                                        5PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Financing Activities:
      Net increase in short-term obligations    $   979   $   510   $   435
      Net proceeds from issuance of Company
        common stock                                201       232       324
      Repurchases of Company common stock and
        long-term obligations                    (9,655)        -      (132)
                                                -------   -------   -------
    Net cash provided by (used in) financing
      activities                                 (8,475)      742       627
                                                -------   -------   -------
    Exchange Rate Effect on Cash                     83       234      (377)
                                                -------   -------   -------
    Increase (Decrease) in Cash and Cash
      Equivalents                                (3,266)    9,223      (304)
    Cash and Cash Equivalents at Beginning
      of Year                                    17,874     8,651     8,955
                                                -------   -------   -------
    Cash and Cash Equivalents at End of Year    $14,608   $17,874   $ 8,651
                                                =======   =======   =======

    Cash Paid For:
      Interest                                  $ 1,121   $ 1,311   $ 2,034
      Income taxes                              $ 1,335   $ 2,604   $   236

    Noncash Activities:
      Conversions of subordinated convertible
        obligations (Note 8)                    $   895   $17,395   $ 9,111
                                                =======   =======   =======

      Fair value of assets of acquired
        companies                               $ 4,807   $ 7,048   $ 5,228
      Cash paid for acquired companies           (3,248)   (6,300)   (4,157)
                                                -------   -------   -------
        Liabilities assumed of acquired
          companies                             $ 1,559   $   748   $ 1,071
                                                =======   =======   =======


    The accompanying notes are an integral part of these consolidated financial statements.

                                        6PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Common Stock, $.05 Par Value
      Balance at beginning of year          $   488     $   244     $   202
      Issuance of stock under
        employees' and directors'
        stock plans                               3           3           3
      Conversion of subordinated
        convertible obligations
        (Note 8)                                  6          83          39
      Effect of three-for-two
        stock split                               -         158           -
                                            -------     -------     -------
      Balance at end of year                    497         488         244
                                            -------     -------     -------
    Capital in Excess of Par Value
      Balance at beginning of year           37,762      20,545      11,237
      Issuance of stock under
        employees' and directors'
        stock plans                              10         279         291
      Tax benefit related to
        employees' and directors'
        stock plans                             153         112         166
      Conversion of subordinated
        convertible obligations
        (Note 8)                                874      16,984       8,851
      Effect of three-for-two
        stock split                               -        (158)          -
                                            -------     -------     -------
      Balance at end of year                 38,799      37,762      20,545
                                            -------     -------     -------
    Retained Earnings (Accumulated
      Deficit)
      Balance at beginning of year            4,284        (185)     (2,857)
      Net income                                279       4,469       2,672
                                            -------     -------     -------
      Balance at end of year                $ 4,563     $ 4,284     $  (185)
                                            -------     -------     -------

                                        7PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Treasury Stock
      Balance at beginning of year          $   (69)    $   (20)    $   (50)
      Issuance of stock under
        employees' and directors'
        stock plans                             188         (49)         30
      Repurchase of Company common stock     (8,955)          -           -
                                            -------     -------     -------
      Balance at end of year                 (8,836)        (69)        (20)
                                            -------     -------     -------
    Cumulative Translation Adjustment
      Balance at beginning of year              (56)        229         260
      Translation adjustment                   (575)       (285)        (31)
                                            -------     -------     -------
      Balance at end of year                   (631)        (56)        229
                                            -------     -------     -------
    Net Unrealized Gain (Loss) on
      Available-for-sale Investments
      Balance at beginning of year               36         146        (320)
      Change in net unrealized gain
        (loss) on available-for-sale
        investments (Note 2)                    (36)       (110)        466
                                            -------     -------     -------
      Balance at end of year                      -          36         146
                                            -------     -------     -------
    Total Shareholders' Investment          $34,392     $42,445     $20,959
                                            =======     =======     =======


    The accompanying notes are an integral part of these consolidated financial statements.

                                        8PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        Thermo Voltek Corp. (the Company) designs, manufactures, and markets test instruments and a range of products related to power amplification, conversion, and quality. The Company's test instruments simulate pulsed electromagnetic interference (pulsed EMI), radio frequency interference
    (RFI), and changes in AC voltage, to allow manufacturers of electronic systems and integrated circuits to test for electromagnetic compatibility
    (EMC) to ensure product quality and to meet certain regulatory requirements. The Company also provides EMC consulting and systems-integration services and distributes EMC-related products. The Company's power products include radio frequency (RF) and microwave power amplifiers, power-conversion equipment, and high-voltage and application-specific power supplies. These power products are used in communications, broadcast, research, and medical imaging applications.

    Relationship with Thermedics Inc. and Thermo Electron Corporation
        As of January 3, 1998, Thermedics Inc. owned 5,771,208 shares of the Company's common stock, representing 65% of such stock outstanding. Thermedics is a 58%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 238,200 shares of the Company's common stock, representing 3% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products. The Company provides a reserve for its estimate of warranty costs at the time of shipment. Revenues and profits on substantially all contracts are recognized using the percentage-of-completion method. Revenues recorded under the percentage-of-completion method were $5,367,000 in 1997, $4,806,000 in 1996, and $2,884,000 in 1995. The
    percentage of completion is determined by relating either the actual costs or actual labor incurred to date to management's estimate of total costs or total labor, respectively, to be incurred on each contract. If a loss is indicated on any contract in process, a provision is made currently for the entire loss. The Company's contracts generally provide for billing of customers upon the attainment of certain milestones specified in each contract. Revenues earned on contracts in process in excess of billings are included in inventories in the accompanying

                                        9PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    balance sheet and were not material at year-end 1997 and 1996. There are no significant amounts included in the accompanying balance sheet that are not expected to be recovered from existing contracts at current contract values, or that are not expected to be collected within one year, including amounts billed but not paid under retainage provisions.

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

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 12). As a result, all previously reported earnings per share have been restated; however, basic earnings per share equals the Company's previously reported primary earnings per share for 1996 and diluted earnings per share equals the Company's previously reported fully diluted earnings per share for 1996 and 1995. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the result would be antidilutive, diluted earnings per share have been computed assuming the conversion of convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects (Note 12).

    Stock Split
        All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in August 1996.

                                       10PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $13,744,000 and $16,623,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable equity securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                         1997        1996
    -----------------------------------------------------------------------
    Raw materials                                       $ 5,100     $ 4,835
    Work in process                                       4,089       3,097
    Finished goods                                        1,792       2,793
                                                        -------     -------
                                                        $10,981     $10,725
                                                        =======     =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: building and improvements, 5 to 25 years; machinery and equipment, 2 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                         1997        1996
    -----------------------------------------------------------------------
    Land and building                                   $ 1,808     $ 1,806
    Machinery, equipment, and leasehold improvements      8,829       7,933
                                                        -------     -------
                                                         10,637       9,739
    Less: Accumulated depreciation and amortization       6,955       5,588
                                                        -------     -------
                                                        $ 3,682     $ 4,151
                                                        =======     =======

                                       11PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over periods not exceeding 40 years. Accumulated amortization was $1,886,000 and $1,371,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

    Presentation
        Certain amounts in 1996 have been reclassified to conform to the presentation in the 1997 financial statements.

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."

                                       12PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    2.  Available-for-sale Investments (continued)

        The aggregate market value, cost basis, and gross unrealized gains and losses of available-for-sale investments by major security type are as follows:

                                                         Gross        Gross
                               Market         Cost  Unrealized   Unrealized
    (In thousands)              Value        Basis       Gains       Losses
    -----------------------------------------------------------------------
    1997

    Corporate bonds          $ 1,001      $ 1,001     $     -      $     -
    Other                      2,040        2,040           -            -
                             -------      -------     -------      -------
                             $ 3,041      $ 3,041     $     -      $     -
                             =======      =======     =======      =======

    1996
    Government-agency
      securities             $ 4,501      $ 4,500     $     1      $     -
    Corporate bonds            2,379        2,314          65            -
    Money market preferred
      stock                    1,060        1,070           -          (10)
    Other                      2,127        2,127           -            -
                             -------      -------     -------      -------
                             $10,067      $10,011     $    66      $   (10)
                             =======      =======     =======      =======

        All of the Company's available-for-sale investments in the accompanying 1997 balance sheet had contractual maturities of one year or less. Actual maturities may differ from contractual maturities as a result of the Company's intent to sell these securities prior to maturity and as a result of put and call options that enable the Company, the issuer, or both to redeem these securities at an earlier date.
        Gain on the sale of investments in the accompanying 1997 statement of income represents the gross realized gains relating to the sale of related-party available-for-sale investments (Note 9). To determine the gain, the cost of such investments was based on specific identification.

    3.  Acquisitions

        In April 1997, the Company acquired substantially all of the assets, subject to certain liabilities, of Milmega Ltd. for approximately $3,248,000 in cash. Milmega primarily manufactures and markets microwave amplifiers that are suitable for EMC testing, physics research, and communications, medical, and military applications.

                                       13PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

        In July 1996, the Company acquired substantially all of the assets, subject to certain liabilities, of Pacific Power Source Corporation for $6,300,000 in cash, including the repayment of $800,000 in debt. Pacific Power manufactures programmable power amplifiers that can be incorporated into EMC test equipment to assess how well electronics tolerate normal variations in the quality and quantity of AC voltage. These amplifiers are also used in other kinds of test equipment and in application-specific power supplies.
        In March 1995, the Company acquired substantially all of the assets, subject to certain liabilities, of Kalmus Engineering Incorporated and R.F. Power Labs, Incorporated (collectively, Kalmus) for $3,755,000 in cash. Kalmus is a manufacturer of radio frequency power amplifiers and systems used to test products for immunity to RFI and in medical imaging and telecommunications applications.
        Additionally, the Company acquired a component-reliability product line in 1995 for approximately $402,000 in cash.
        These acquisitions have been accounted for using the purchase method of accounting, and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $10,413,000, which is being amortized over periods not exceeding 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for Milmega, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates that the final allocation will differ materially from the preliminary estimate.
        Pro forma data is not presented for the Company's acquisitions since they were not material to the Company's results of operations.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has stock-based compensation plans for its key employees, directors, and others. Two of the plans, adopted in 1985 and 1990, permit the grant of nonqualified and incentive stock options. The plan adopted in 1985 expired in 1995, and no grants were made after that date. A third plan, adopted in 1994, permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under these plans are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events.

                                       14PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which may range from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in 1993, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options awarded under this plan are exercisable six months after the date of grant and expire three or seven years after the date of grant. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermedics.
        A summary of the Company's stock option activity is as follows:

                              1997              1996               1995
                        ----------------  ----------------  ----------------
                                Weighted          Weighted          Weighted
                        Number   Average  Number   Average  Number   Average
    (Shares                 of  Exercise      of  Exercise      of  Exercise
    in thousands)       Shares     Price  Shares     Price  Shares     Price
    ------------------------------------------------------------------------
    Options outstanding,
      beginning of year   782     $ 6.37     766   $ 5.22      740   $ 4.07

        Granted           196       8.27     115    12.52      167     8.73

        Exercised         (95)      3.28     (55)    3.64      (98)    2.94

        Forfeited         (93)      9.06     (44)    5.74      (43)    4.30
                        -----              -----             -----
    Options outstanding,
      end of year         790     $ 6.90     782   $ 6.37      766   $ 5.22
                        =====     ======   =====   ======    =====   ======

    Options exercisable   790     $ 6.90     782   $ 6.37      766   $ 5.22
                        =====     ======   =====   ======    =====   ======
    Options available
      for grant           281                 85               155
                        =====              =====             =====



                                       15PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        A summary of the status of the Company's stock options at January 3, 1998, is as follows:
                                       Options Outstanding and Exercisable
                                       -----------------------------------
                                                                  Weighted
                                                Weighted Average   Average
                                        Number         Remaining  Exercise
    Range of Exercise Prices            Shares  Contractual Life     Price
    ----------------------------------------------------------------------
    (Shares in thousands)

    $ 1.59 - $ 4.70                        221        2.0 years     $ 3.30
      4.71 -   7.82                        324        6.7 years       6.33
      7.83 -  10.93                        173        5.6 years      10.15
     10.94 -  14.05                         72        6.0 years      12.60
                                           ---
    $ 1.59 - $14.05                        790        5.1 years     $ 6.90
                                           ===

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock may be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards in 1997, 1996, and 1995 under the Company's stock-based compensation plans been determined based on the fair value at

                                       16PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)      1997       1996        1995
    ------------------------------------------------------------------------
    Net income:
      As reported                             $  279      $4,469     $2,672
      Pro forma                                   16       4,294      2,601
    Basic earnings per share:
      As reported                                .03         .51        .41
      Pro forma                                    -         .49        .40
    Diluted earnings per share:
      As reported                                .03         .38        .28
      Pro forma                                    -         .37        .28

        Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $3.41, $5.58, and $3.70 in 1997, 1996, and 1995, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                 1997       1996        1995
    ------------------------------------------------------------------------
    Volatility                                    37%        41%        41%
    Risk-free interest rate                      6.1%       6.6%       6.3%
    Expected life of options                4.8 years    5 years  4.4 years

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

                                       17PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    401(k) Savings Plan
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the plan are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For this plan, the Company contributed and charged to expense $258,000, $249,000, and $184,000 in 1997, 1996, and 1995, respectively.

    5.  Common Stock

        At January 3, 1998, the Company had reserved 4,670,330 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible obligations.

    6.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Domestic                                   $ 1,805   $ 4,684   $ 2,616
    Foreign                                     (1,311)    1,325       748
                                               -------   -------   -------
                                               $   494   $ 6,009   $ 3,364
                                               =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently payable (receivable):
      Federal                                   $  815    $1,554    $  608
      Foreign                                     (540)      466       323
      State                                         92       249       276
                                                ------    ------    ------
                                                   367     2,269     1,207
                                                ------    ------    ------
    Net prepaid:
      Federal                                     (132)     (689)     (412)
      State                                        (20)      (40)     (103)
                                                ------    ------    ------
                                                  (152)     (729)     (515)
                                                ------    ------    ------
                                                $  215    $1,540    $  692
                                                ======    ======    ======

                                       18PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

        The Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $153,000, $112,000, and $166,000 of such benefits allocated to capital in excess of par value in 1997, 1996, and 1995, respectively.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 34% to income before provision for income taxes due to the following:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                             $  168    $2,043    $1,144
    Increases (decreases) resulting from:
      Decrease in valuation allowance                 -      (684)     (630)
      State income taxes, net of federal tax         48       138       114
      Nondeductible expenses                         63        62        86
      Foreign tax rate and tax regulation
        differential                                 10        15        68
      Foreign sales corporation                     (89)     (123)      (87)
      Other                                          15        89        (3)
                                                 ------    ------    ------
                                                 $  215    $1,540    $  692
                                                 ======    ======    ======

        Prepaid income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid (deferred) income taxes:
      Tax loss and credit carryforwards          $  568    $  652
      Accruals and reserves                         199        65
      Inventory basis differences                   875       693
      Accrued compensation                          470       290
      Allowance for doubtful accounts               174        82
      Other                                        (108)       20
                                                 ------    ------
                                                 $2,178    $1,802
                                                 ======    ======

        The Company had a valuation allowance at year-end 1995 that primarily related to uncertainty surrounding the realization of tax loss and credit carryforwards and certain other tax assets of the Company. The valuation allowance was eliminated in 1996. Of the total decrease to the valuation allowance, $684,000 related to reduced uncertainty surrounding the realizability of the tax loss and credit carryforwards, and was recorded

                                       19PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Income Taxes (continued)

    as a decrease in the provision for income taxes in 1996. The remaining decrease in the valuation allowance primarily related to the elimination of related tax loss and credit carryforwards due to the inability to obtain a benefit prior to the expiration thereof. The provision for income taxes was reduced by $630,000 in 1995 as a result of changes in the amount of estimated tax assets and the utilization of a portion of the Company's tax loss and credit carryforwards.
        The Company has federal tax net loss carryforwards, subject to the limitations described below. These net operating loss carryforwards will begin to expire in 1999. Pursuant to U.S. Internal Revenue Code Sections 382 and 383, the utilization of the net operating loss carryforwards is limited to the tax benefit of a deduction of approximately $240,000 per year with any unused portion of this annual limitation carried forward to future years. As of January 3, 1998, net operating loss carryforwards totaled $2.5 million, including $0.6 million that have not been benefited since they will expire unused.
        A provision has not been made for U.S. or additional foreign taxes on $0.6 million of undistributed earnings of foreign subsidiaries that could be subject to tax if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas.

    7.  Commitments

        The Company occupies office and operating facilities under operating leases expiring at various dates through 2010. The accompanying statement of income includes expenses from operating leases of $886,000, $555,000, and $381,000 in 1997, 1996, and 1995, respectively. The future minimum payments due under noncancellable operating leases as of January 3, 1998, are $814,000 in 1998; $745,000 in 1999; $655,000 in 2000; $312,000 in
    2001; $149,000 in 2002; and $89,000 in 2003 and thereafter. Total future minimum lease payments are $2,764,000.

    8.  Short- and Long-term Obligations

    Short-term Obligations
        The Company has lines of credit denominated in certain foreign currencies to borrow up to approximately $3,638,000. Amounts borrowed under these arrangements are classified as notes payable in the accompanying balance sheet. The weighted average interest rate for these borrowings at year-end 1997 and 1996 was 8.0% and 6.3%, respectively. Unused lines of credit were $1,262,000 at January 3, 1998.

                                       20PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Short- and Long-term Obligations (continued)

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                  1997       1996
    ------------------------------------------------------------------------
    3 3/4% Subordinated convertible debentures,
      due 2000, convertible at $7.83 per share (a)        $ 7,750    $ 9,345
    5% Subordinated convertible note, due 2003,
      convertible at $3.78 per share (b)                    4,000      4,000
    6 3/4% Subordinated convertible note, due 2002,
      convertible at $4.27 per share (b)                    6,000      6,000
                                                          -------    -------
                                                          $17,750    $19,345
                                                          =======    =======
    ___________
    (a) In lieu of issuing shares of the Company's common stock upon conversion, the Company has the option to pay holders of the debentures cash equal to the weighted average market price of the Company's common stock on the last trading date prior to conversion.
    (b) Represents an obligation to Thermedics.

        During 1997 and 1996, $895,000 and $17,395,000, respectively, of convertible obligations were converted into shares of the Company's common stock.
        Short- and long-term obligations in the accompanying balance sheet are guaranteed on a subordinated basis by Thermo Electron. Thermedics has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantees.
        See Note 10 for fair value information pertaining to the Company's long-term obligations.

    9.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.20% of the Company's revenues in 1995. For these services, the Company was charged $446,000, $485,000, and $436,000 in 1997, 1996, and
    1995, respectively. Beginning in fiscal 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron

                                       21PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Related-party Transactions (continued)

    and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.
    Available-for-sale Investments
        At December 28, 1996, the Company's available-for-sale investments included $1,399,000 (amortized cost of $1,336,000), of 6 1/2%
    subordinated convertible debentures, which were purchased on the open market. These debentures, which were sold in 1997 for a gain of $180,000, had a par value of $1,300,000 and were issued by Thermo TerraTech Inc., a majority-owned subsidiary of Thermo Electron.

    Subordinated Convertible Notes
        See Note 8 for subordinated convertible notes of the Company held by Thermedics.

    10. Fair Value of Financial Instruments
        The Company's financial instruments consist mainly of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable, accounts payable, due to parent company and affiliated companies, and subordinated convertible obligations. The carrying amounts of these financial instruments, with the exception of available-for-sale investments and subordinated convertible obligations, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying balance sheet. The fair values were determined based on quoted market prices. See Note 2 for fair value information pertaining to these financial instruments.
        The fair value of the Company's subordinated convertible obligations was determined based on quoted market prices. The carrying amount and fair value of the Company's subordinated convertible obligations are as follows:

                                       1997                    1996
                              ---------------------   ---------------------
                              Carrying         Fair   Carrying         Fair
    (In thousands)              Amount        Value     Amount        Value
    -----------------------------------------------------------------------
    Subordinated convertible
      obligations              $17,750      $21,263    $19,345     $38,836

        The fair value of subordinated convertible obligations exceeds the carrying amount primarily due to the market price of the Company's common stock exceeding the conversion price of the subordinated convertible obligations.

                                       22PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information

        The following table shows data for the Company by geographical area.

    (In thousands)                                  1997      1996      1995
    ------------------------------------------------------------------------
    Revenues:
        United States                            $31,415   $31,013   $23,375
        The Netherlands                            7,509     8,164     6,977
        United Kingdom                             4,621     8,565     6,967
        Italy                                      2,421     3,460     2,143
        Transfers among geographical areas (a)    (1,318)   (2,695)   (3,136)
                                                 -------   -------   -------
                                                 $44,648   $48,507   $36,326
                                                 =======   =======   =======
    Income before provision for income taxes:
        United States                            $ 2,829   $ 5,045   $ 3,343
        The Netherlands                              247       798       405
        United Kingdom                            (1,357)      370       388
        Italy                                       (231)      236       123
        Corporate and eliminations (b)            (1,312)     (806)     (838)
                                                 -------   -------   -------
        Total operating income                       176     5,643     3,421
        Interest and other income (expense), net     318       366       (57)
                                                 -------   -------   -------
                                                 $   494   $ 6,009   $ 3,364
                                                 =======   =======   =======

    Identifiable assets:
        United States                            $33,731   $30,954   $21,816
        The Netherlands                            4,147     5,249     5,238
        United Kingdom                             5,099     6,561     5,015
        Italy                                      1,115     1,643     1,914
        Corporate (c)                             19,204    29,282    34,862
                                                 -------   -------   -------
                                                 $63,296   $73,689   $68,845
                                                 =======   =======   =======

    Export revenues included in United States
      revenues above (d):
        Europe                                   $ 4,733   $ 2,150   $ 4,598
        Asia                                       6,041     7,881     4,994
        Other                                      1,249     1,513       330
                                                 -------   -------   -------
                                                 $12,023   $11,544   $ 9,922
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

                                       23PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)     1997       1996        1995
    -----------------------------------------------------------------------
    Basic
    Net income                               $   279    $ 4,469     $ 2,672
                                             -------    -------     -------
    Weighted average shares                    9,182      8,827       6,528
                                             -------    -------     -------
    Basic earnings per share                 $   .03    $   .51     $   .41
                                             =======    =======     =======

    Diluted
    Net income                               $   279    $ 4,469     $ 2,672
    Effect of:
      Convertible obligations                      -        731       1,123
                                             -------    -------     -------
    Income available to common
      shareholders, as adjusted              $   279    $ 5,200     $ 3,795
                                             -------    -------     -------
    Weighted average shares                    9,182      8,827       6,528
    Effect of:
      Convertible obligations                      -      4,553       6,781
      Stock options                              123        248         203
                                             -------    -------     -------
    Weighted average shares, as adjusted       9,305     13,628      13,512
                                             -------    -------     -------
    Diluted earnings per share               $   .03    $   .38     $   .28
                                             =======    =======     =======

        The computation of diluted earnings per share in each period excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 3, 1998, there were 347,750 of such options outstanding, with exercise prices ranging from $7.01 to $14.40 per share.
        In addition, the computation of diluted earnings per share for 1997 excludes the effect of assuming the conversion of all of the Company's convertible obligations (Note 8) because the effect would be antidilutive.

                                       24PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                             First     Second(a)    Third     Fourth
    ------------------------------------------------------------------------
    Revenues                       $ 9,716    $11,888     $11,132    $11,912
    Gross profit                     4,265      5,446       4,983      5,094
    Net income (loss)                 (333)       160         427         25
    Basic and diluted earnings
      (loss) per share                (.03)       .02         .05          -

    1996                             First     Second       Third(b)  Fourth
    ------------------------------------------------------------------------
    Revenues                       $10,621    $11,882     $12,800    $13,204
    Gross profit                     5,231      5,729       6,330      6,860
    Net income                         937      1,132       1,194      1,206
    Earnings per share:
      Basic                            .12        .13         .13        .13
      Diluted                          .09        .10         .10        .10

    (a) Reflects the April 1997 acquisition of Milmega.
    (b)Reflects the July 1996 acquisition of Pacific Power.

                                       25PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of Thermo Voltek Corp.:

        We have audited the accompanying consolidated balance sheet of Thermo Voltek Corp. (a Delaware corporation and 65%-owned subsidiary of Thermedics Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Thermo Voltek Corp. and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                              Arthur Andersen LLP



    Boston, Massachusetts
    February 12, 1998

                                       26PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Conditions and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company designs, manufactures, and markets electromagnetic compatibility (EMC) test instruments and a range of products related to power amplification, conversion, and quality. The Company's test instruments help manufacturers of electronic systems and integrated circuits ensure product quality and meet certain regulatory requirements. The Company's power products are used in communications, broadcast, research, and medical imaging applications, as well as in EMC testing applications.
        The Company's KeyTek Instrument division manufactures instruments that test for immunity to pulsed electromagnetic interference (pulsed
    EMI) and systems used in reliability testing and characterization of semiconductor devices. Through its Universal Voltronics division, the Company manufactures high-voltage power supplies and related equipment that transform utility-supplied AC power into DC voltages and currents required by the user, while allowing precise control over the performance level desired for each application. The Company's Kalmus division manufactures radio frequency (RF) power amplifiers and systems used to test products for immunity to conducted and radiated radio frequency interference (RFI) and in communications, medical, and research applications. Comtest Europe B.V. distributes a range of EMC-related products, and provides EMC consulting and systems-integration services. Acquired in July 1996, Pacific Power Source Corporation manufactures power-conversion equipment for use in a variety of commercial applications and programmable power amplifiers that can be incorporated into EMC test equipment to assess tolerance to normal variances in the quality and quantity of AC voltage. Acquired in April 1997, Milmega Ltd. primarily manufactures and markets microwave amplifiers that are suitable for EMC testing, physics research, and communications, medical, and military applications. In October 1997, the Company established its Global Power Systems division to market specialized power products, particularly for use in boating and marine applications.

                                       27PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

        During 1997, the Company experienced lower demand for its EMC test products, as described below. Due in part to these developments, during 1997 the Company implemented certain operational, organizational, and personnel changes.
        The Company's strategy is to expand through a combination of internal product development and the acquisition of new businesses and technologies. As discussed above, the Company acquired Pacific Power in July 1996 and Milmega Ltd. in April 1997 (Note 3).
        Approximately 57%, 60%, and 63% of the Company's revenues in 1997, 1996, and 1995, respectively, were derived from sales of products outside the U.S., through export sales and sales by the Company's European operations. During 1997, the Company had exports from the Company's U.S. and foreign operations to Asia of approximately 16% of total revenues, primarily to Taiwan, Japan, and South Korea. Asia is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to Asia could be adversely affected by the unstable economic conditions there.
        Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.

    Results of Operations
    1997 Compared With 1996
        Revenues decreased to $44.6 million in 1997 from $48.5 million in 1996. The decrease was primarily due to lower demand for the Company's EMC test products, resulting from the declining influence of IEC 801, the European Union directive on electromagnetic compatibility that took effect January 1, 1996, and, to a lesser extent, a decline in the component-reliability market for ESD test equipment that resulted from a slowdown in capital expenditures by the semiconductor industry. These decreases in revenues were offset in part by an increase in revenues of $5.8 million due to the acquisitions of Pacific Power in July 1996 and Milmega in April 1997.
        The gross profit margin decreased to 44% in 1997 from 50% in 1996, primarily due to a decrease in the sale of certain higher-margin EMC test products, as well as the effect of the Company's decrease in total revenues.
        Selling, general, and administrative expenses as a percentage of revenues increased to 36% in 1997 from 31% in 1996, primarily due to the effect of the Company's decrease in revenues, offset in part by the effect of the acquisitions of Pacific Power and Milmega, which have lower costs as a percentage of revenues. In addition, during the second quarter of 1997, the Company incurred $0.4 million of severance and related costs associated with reductions in personnel, as part of a continuing

                                       28PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
    evaluation of its lines of business. Research and development expenses were $3.6 million in both periods, primarily due to an increase of $0.4 million related to the acquisitions of Pacific Power and Milmega, offset by the completed development of certain new products in the third and fourth quarters of 1996.
        Interest income decreased to $1.2 million in 1997 from $1.8 million in 1996, primarily due to lower average invested balances. Interest expense decreased to $1.2 million in 1997 from $1.4 million in 1996, primarily due to conversions of the Company's subordinated convertible obligations.
        The effective tax rates were 44% and 26% in 1997 and 1996, respectively. The effective tax rate exceeded the statutory federal income tax rate in 1997, primarily due to the impact of nondeductible expenses and state income taxes. The effective tax rate was below the statutory federal income tax rate in 1996, primarily due to the elimination of the tax valuation allowance that was no longer required (Note 6), offset in part by the impact of state income taxes.
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

    1996 Compared With 1995
        Revenues increased 34% to $48.5 million in 1996 from $36.3 million in 1995, due to an increase in revenues at Comtest, the inclusion of $3.0 million in revenues from the July 1996 acquisition of Pacific Power, and increased revenues at KeyTek and Kalmus. Revenues at Comtest increased primarily due to an increase in demand for electrostatic-discharge test equipment manufactured by its Verifier division, as well as an increase in revenues from a product line for testing immunity to RFI that was introduced in 1995. Increased revenues at KeyTek primarily resulted from greater demand for its EMC test equipment. Revenues at Kalmus, acquired in March 1995, increased $1.1 million due to the inclusion of revenues

                                       29PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995 (continued)
    for the full year in 1996 and $1.3 million primarily due to increased shipments resulting from the implementation of manufacturing efficiencies.
        The gross profit margin increased to 50% in 1996 from 48% in 1995, primarily due to an increase in higher-margin domestic sales at KeyTek and an increase in the gross profit margin at Kalmus, primarily due to implementation of manufacturing efficiencies.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 31% in 1996 from 32% in 1995, primarily due to an increase in revenues. Research and development expenses increased to $3.6 million in 1996 from $2.3 million in 1995, principally due to higher research and development expenses at Comtest and KeyTek.
        Interest income decreased to $1.8 million in 1996 from $2.1 million in 1995, primarily due to lower average invested balances. Interest expense decreased to $1.4 million in 1996 from $2.1 million in 1995, primarily due to conversions of the Company's subordinated convertible obligations during 1995 and 1996.
        The effective tax rate was 26% in 1996 and 21% in 1995. The effective tax rates were below the statutory federal income tax rate primarily due to the elimination of the tax valuation allowance that was no longer required (Note 6), offset in part by the impact of state income taxes. The effective tax rate increased in 1996 primarily due to a decrease in tax net operating loss carryforwards as a percentage of income before provision for income taxes.

    Liquidity and Capital Resources

        Consolidated working capital was $29.9 million at January 3, 1998, compared with $40.9 million at December 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $17.6 million at January 3, 1998, compared with $27.9 million at December 28, 1996. During 1997, $2.1 million of cash was provided by operating activities. Cash of $1.6 million provided by a decrease in accounts receivable as a result of the Company's decrease in revenues was offset by cash of $1.4 million used to reduce other current liabilities.
        Excluding available-for-sale investment activity, the Company's investing activities in 1997 consisted primarily of the acquisition of Milmega for $2.8 million, net of cash acquired (Note 3), and $0.9 million of expenditures for purchases of property, plant, and equipment. The Company expects to make capital expenditures of approximately $1.4 million during 1998.
        The Company's financing activities used $8.5 million of cash during 1997. In April and December 1997, the Company's Board of Directors authorized the repurchase, through various dates ending December 16, 1998, of up to $15.0 million of Company securities, to be funded from working capital. During 1997, the Company expended $9.7 million under these authorizations.
        Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses

                                       30PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    and technologies. While the Company currently has no agreement to make any acquisition, it expects that it will finance any acquisition through a combination of internal funds, additional debt or equity financing, and/or short-term borrowings from Thermo Electron or Thermedics, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing operations for the foreseeable future.

                                       31PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                           Forward-looking Statements


        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

        Rapid Technological Change. The market for EMC testing products and services is characterized by rapid technological change. No assurance can be given that the Company will be able to develop new and enhanced instruments that keep pace with technological developments and respond to the increasingly complex requirements of electronics manufacturers.

        Reliance on Electrical Standards. Demand for the Company's EMC testing products and services is driven to a large extent by mandatory government standards and voluntary industry standards relating to electromagnetic compatibility. In particular, demand for many of the Company's products results from efforts by manufacturers to comply with IEC 801, an EC directive that became effective on January 1, 1996. As the number of noncomplying manufacturers is reduced over time, demand for the Company's products could be adversely affected. In addition, if new EMC standards requiring new testing capabilities are enacted less frequently or if EMC standards become less strict or are not strictly enforced, demand for the Company's products could be adversely affected.

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

        International Sales. International sales account for a significant portion of the Company's revenues. Sales to customers in certain foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect, through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes, or exchange controls, or adopt other restrictions on foreign trade; and export licenses, if required, may be difficult to obtain. In addition, fluctuations in foreign currency exchange rates could have an adverse impact on international sales. A portion of the Company's revenues is derived from exports to the Asia. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to Asia could be adversely affected by the unstable economic conditions there.

                                       32PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                           Forward-looking Statements

        Risks Associated With Acquisition Strategy. The Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approval, including antitrust approvals. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of equity financing, may result in dilution to the Company's stockholders.

        Potential Impact of Year 2000 on Processing of Date-Sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
         The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                       33PAGE

    Thermo Voltek Corp.                             1997 Financial Statements

                         Selected Financial Information

    (In thousands except
    per share amounts)        1997(a)   1996(b)   1995(c)   1994(d)   1993
    ----------------------------------------------------------------------
    Statement of Income Data:
    Revenues               $44,648   $48,507   $36,326   $23,641   $18,089
    Net income                 279     4,469     2,672     1,118       480
    Earnings per share:
      Basic                    .03       .51       .41       .19       .08
      Diluted                  .03       .38       .28       .17       .08

    Balance Sheet Data:
    Working capital        $29,863   $40,915   $41,826   $41,990   $42,023
    Total assets            63,296    73,689    68,845    62,224    57,471
    Long-term
      obligations           17,750    19,345    36,740    46,000    46,000
    Shareholders'
      investment            34,392    42,445    20,959     8,472     7,097

    (a)Reflects the April 1997 acquisition of Milmega.
    (b)Reflects the July 1996 acquisition of Pacific Power.
    (c)Reflects the March 1995 acquisition of Kalmus.
    (d)Reflects the July 1994 acquisition of Verifier.

                                       34PAGE

    Thermo Voltek Corp.                             1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TVL. The following table sets forth the high and low sale prices of the Company's common stock for 1997 and 1996, as reported in the consolidated transaction reporting system.

                                       1997                     1996
                               --------------------     --------------------
    Quarter                         High        Low         High         Low
    ------------------------------------------------------------------------
    First                      $12  7/8     $ 9 3/8     $14 1/12    $10 1/4
    Second                       9  5/8       6 7/8      15          12 1/12
    Third                        7  9/16      6          14 1/8      10 1/3
    Fourth                       7 13/16      5          14           9 3/4

        As of January 30, 1998, the Company had 330 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $5 5/16 per share.

    Shareholder Services
        Shareholders of Thermo Voltek Corp. who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/ subsid/tvl1.html).

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

                                       35PAGE

    Thermo Voltek Corp.                             1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, Thermo Voltek Corp., 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 1:30 p.m., at the Hyatt Regency Hotel, Scottsdale, Arizona.
